UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of March 31, 2021 (unaudited) and for the three months period then ended (unaudited)

Table of Content

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of March 31, 2021

and for the three-months period ended (unaudited)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 005RW 004 Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, June 28, 2021

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance and Risk Management

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 AND FOR THE THREE MONTHS PERIOD THEN ENDED

(UNAUDITED)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2021 (unaudited) and December 31, 2020 (audited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	March 31, 2021	December 31, 2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,33,38	31,729	20,589
Other current financial assets	4,33,38	1,198	1,303
Trade receivables
Related parties	5,33,38	1,473	1,644
Third parties	5	10,907	9,695
Contract assets	6,33,38	1,098	1,036
Other receivables	38	278	214
Inventories	7	901	983
Contract cost	9	531	454
Prepaid taxes	28a	2,863	3,170
Claim for tax refund	28b	745	854
Other current assets	8,33	6,340	6,561
Total Current Assets		58,063	46,503

NON-CURRENT ASSETS
Contract assets	6,33,38	209	203
Long-term investments in financial instruments	10,38	4,307	4,045
Long-term investments in associate	11	176	192
Contract cost	9	1,429	1,254
Property and equipment	12,36	159,887	160,923
Right of use assets	13	17,388	18,566
Intangible assets	15	6,941	6,846
Deferred tax assets - net	28f	3,533	3,578
Other non-current assets	14,28,33,38	5,915	4,833
Total Non-current Assets		199,785	200,440
TOTAL ASSETS		257,848	246,943

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	16,38
Related parties	33	874	928
Third parties		15,137	16,071
Contract liabilities	18a,33	7,223	7,834
Other payables	38	711	578
Taxes payable	28c	4,568	2,713
Accrued expenses	17,33,38	14,521	14,265
Customers deposits	33	2,500	2,024
Short-term bank loans	19a,33,38	12,191	9,934
Current maturities of long-term borrowings	19b,33,38	8,381	9,350
Current maturities of lease liabilities	13,38	6,451	5,396
Total Current Liabilities		72,557	69,093

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	28f	692	561
Contract liabilities	18b,33	1,103	1,004
Long service award provisions	32	1,252	1,254
Pension benefits and other post-employment
benefits obligations	31	13,133	12,976
Long-term loans and other borrowings	20,33,38	33,418	30,561
Lease liabilities	13,38	7,567	10,221
Other liabilities		228	384
Total Non-current Liabilites		57,393	56,961
TOTAL LIABILITIES		129,950	126,054

EQUITY
Capital stock	22	4,953	4,953
Additional paid-in capital		2,711	2,711
Other equity	23	467	374
Retained earnings
Appropriated	30	15,337	15,337
Unappropriated		85,165	79,152
Net equity attributable to:
Owners of the parent company		108,633	102,527
Non-controlling interest	21	19,265	18,362
TOTAL EQUITY		127,898	120,889
TOTAL LIABILITIES AND EQUITY		257,848	246,943

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2021	2020
REVENUES	24,33	33,945	34,194

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	26,33	(8,452)	(8,252)
Depreciation and amortization expenses	12,13,15	(7,286)	(6,849)
Personnel expenses	25	(3,500)	(3,451)
Interconnection expenses	33	(1,136)	(1,519)
General and administrative expenses	27,33	(1,293)	(1,572)
Marketing expenses	33	(755)	(641)
Gain on foreign exchange - net		78	205
Other income (expenses) - net		98	(186)

OPERATING PROFIT		11,699	11,929

Finance income	33	153	219
Finance cost	33	(982)	(1,215)
Share of loss of associated companies - net	11	(54)	(9)

PROFIT BEFORE INCOME TAX		10,816	10,924

INCOME TAX (EXPENSE) BENEFIT	28d
Current		(2,243)	(2,831)
Deferred		(186)	208
		(2,429)	(2,623)

PROFIT FOR THE PERIOD		8,387	8,301

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	23	93	419
Share of other comprehensive income of associated companies	11	-	4
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial losses - net	31	(1)	-
Other comprehensive income - net		92	423

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		8,479	8,724

Profit for the period attributable to:
Owners of the parent company		6,014	5,862
Non-controlling interests	21	2,373	2,439
		8,387	8,301
Total comprehensive income for the period attributable to:
Owners of the parent company		6,106	6,285
Non-controlling interests		2,373	2,439
		8,479	8,724
BASIC EARNING PER SHARE
(in full amount)	29
Net income per share		60.71	59.17
Net income per ADS (100 Series B shares per ADS)		6,070.93	5,917.49

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2021		4,953	2,711	374	15,337	79,152	102,527	18,362	120,889
Transaction under common control		-	-	-	-	-	-	-	-
Adjustment of non-controlling interest		-	-	-	-	-	-	(70)	(70)
Cash dividends	30	-	-	-	-	-	-	(1,400)	(1,400)
Profit for the period	21	-	-	-	-	6,014	6,014	2,373	8,387
Other comprehensive income		-	-	93	-	(1)	92	-	92
Balance, March 31, 2021		4,953	2,711	467	15,337	85,165	108,633	19,265	127,898

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, December 31, 2019		4,953	2,711	408	15,337	76,152	99,561	17,689	117,250
The impact of applying new accounting standards		-	-	(48)	-	649	601	(47)	554

Balance, January 1, 2020		4,953	2,711	360	15,337	76,801	100,162	17,642	117,804
Adjustment of non-controlling interest		-	-	-	-	-	-	69	69
Cash dividends	30	-	-	-	-	-	-	(50)	(50)
Profit for the period	21	-	-	-	-	5,862	5,862	2,439	8,301
Other comprehensive income		-	-	419	-	4	423	-	423
Balance, March 31, 2020		4,953	2,711	779	15,337	82,667	106,447	20,100	126,547

The accompanying notes to the consolidated financial statements, form an integral part ofthese consolidated financial statements taken as a whole.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		32,141	29,273
Cash receipts for tax refund		650	1,816
Cash receipts from finance income		153	209
Cash payments for expenses		(9,070)	(8,625)
Cash payments for corporate and final income taxes		(735)	(1,364)
Cash payments to employees		(2,534)	(2,492)
Cash payments for finance costs		(1,080)	(1,229)
Cash payments for short-term and low-value lease asset	13	(1,007)	(909)
Cash receipts (payments) for Value Added Taxes - net		(477)	365
Cash receipts (payments) from others - net		(608)	559

Net cash provided by operating activities		17,433	17,603

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	12	147	45
Proceeds from insurance claims	12	85	3
Dividen received from associated company	11	-	5
Purchase of property and equipment	12,40	(5,974)	(4,051)
Purchase of long-term investment in financial instrument	10	(301)	(52)
Purchase of intangible assets	15,40	(606)	(736)
Proceeds from (placement in) other current financial assets - net		102	(411)
Additional contribution on long-term investments in associates	11	(42)	-
Decrease (increase) in advances and other assets		(174)	108

Net cash used in investing activities		(6,763)	(5,089)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	10,112	1,533
Repayments of loan and other borrowings	19,20	(5,979)	(6,064)
Cash dividends paid to non-controlling interests of subsidiaries	21	(1,400)	(50)
Repayment of principal portion of lease liabilities	13	(2,366)	(2,269)

Net cash used in financing activities		367	(6,850)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		11,037	5,664

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		103	459

EXPECTED CREDIT LOSSES		(0)	(0)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	20,589	18,242

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	31,729	24,365

The accompanying notes form an integral part of these consolidated financial statements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, in 2019 changes were made to adjust the Company’s business activities based on the Indonesian Standard Business Classification (“KBLI”) and to increase the flexibility and independence of the Board of Commissioners in approving the Directors’ actions at a certain threshold as stated in notarial deeds No. 32 dated June 21, 2019 of Ashoya Ratam, S.H., M.Kn. Such amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its letter No. AHU-0032595.AH.01.02 dated June 24, 2019.

In 2020, the Company, in accordance with its Articles of Association, amended its Company name to Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk. or abbreviated as PT Telkom Indonesia (Persero) Tbk. in the Indonesia Stock Exchange.

At the 2019 Anuual General Meeting (“AGM”) of Stockholders of the Company, the Company made changes to the composition of the Company's management, as stated in the notarial Deed No. 12 dated July 10, 2020 of Ashoya Ratam, S.H., Mkn.. The change in the composition of the management has been received by the MoLHR in its letter No. AHU-AH. 01.03-0291419 dated July 16, 2020.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company with applied the Limited Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

i. Main business:

(a)  Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.
(c)	Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

ii. Supporting business:

(a)	Providing payment transactions and money transferring services through telecommunications and information networks.

(b)  Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

(c)  Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment, and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/M.KOMINFO/ 05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/M.KOMINFO/ 05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/M.KOMINFO/ 05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/M.KOMINFO/ 05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Interconnection services	December 26, 2018

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Board of Commissioners and Directors

Based on resolutions made at AGM of Stockholders of the Company as covered by notarial deed No. 12 of Ashoya Ratam., S.H., M.Kn., dated July 10, 2020, the composition of the Company’s Boards of Commissioners and Directors as of March 31 2021, and December 31, 2020, respectively, were as follows:

	March 31, 2021	December 31, 2020
President Commissioner/
Independent Commissioner	Rhenald Kasali	Rhenald Kasali
Commissioner	Alex Denni	Alex Denni
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Ahmad Fikri Assegaf	Ahmad Fikri Assegaf
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Marsudi Wahyu Kisworo	Marsudi Wahyu Kisworo
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Chandra Arie Setiawan	Chandra Arie Setiawan
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance	Heri Supriadi	Heri Supriadi
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Strategic Portfolio	Budi Setyawan Wijaya	Budi Setyawan Wijaya
Director of Enterprise and Business
Service	Edi Witjara	Edi Witjara
Director of Wholesale and
International Services	Dian Rachmawan	Dian Rachmawan
Director of Human Capital
Management	Afriwandi	Afriwandi
Director of Network, Information
Technology and Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Consumer Service	FM Venusiana R	FM Venusiana R

ii.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of March 31 2021, and December 31, 2020, were as follows:

	March 31, 2021	December 31, 2020
Chairman	Chandra Arie Setiawan	Chandra Arie Setiawan
Member	Marsudi Wahyu Kisworo	Marsudi Wahyu Kisworo
Member	Wawan Iriawan	Wawan Iriawan
Member	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Ahmad Fikri Assegaf	Ahmad Fikri Assegaf
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

iii.Employees

As of March 31 2021, and December 31, 2020, the Company and subsidiaries (“Group”) had 24,276 employees and 25,348 employees, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares.

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 22). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of March 31, 2021, all of the Company’s Series B shares are listed on the IDX and 38,161,127 ADS shares are listed on the NYSE (Note 22).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 20b.i).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company’s capital stock.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of March 31, 2021 and December 31, 2020, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

i.  Direct subsidiaries:

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	March 31,	December 31,	March 31,	December 31,
incorporation	by the Company	operations	2021	2020	2021	2020
PT Telekomunikasi	Telecommunication - provides	1995	65	65	107,596	103,652
Selular	telecommunication facilities
("Telkomsel"),	and mobile celuller
Jakarta, Indonesia	services using Global
	Systems for Mobile
	Communication ("GSM")
	technology/
	May 26, 1995

PT Dayamitra	Telecommunication/	1995	100	100	37,868	25,368
Telekomunikasi	May 17, 2001
("Dayamitra"),
Jakarta, Indonesia

PT Multimedia	Network telecommunication	1998	100	100	17,545	17,708
Nusantara	services and multimedia/
("Metra"),	May 9, 2003
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	12,504	12,187
Indonesia International	July 31, 2003
(“TII”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	6,115	6,163
("GSD"),	providing building
Jakarta, Indonesia	management and
	maintenance services, civil
	consultant and developer/
	April 25, 2001

PT Telkom Satelit	Telecomunication - provides	1996	100	100	4,945	4,484
Indonesia	satellite communication
("Telkomsat"),	system, services and
Jakarta, Indonesia	facilities/
	September 28, 1995

PT Telkom Akses	Construction, service and	2013	100	100	3,962	4,154
(“Telkom Akses”),	trade in the field of
Jakarta, Indonesia	telecommunication/
	November 26, 2012

PT PINS Indonesia	Telecommunication	1995	100	100	1,653	1,868
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Metra-Net	Multimedia portal service/	2009	100	100	1,549	1,320
(“Metra-Net”),	April 17, 2009
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

i.  Direct subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	March 31,	December 31,	March 31,	December 31,
incorporation	by the Company	operations	2021	2020	2021	2020
PT Infrastruktur	Construction, service and	2014	100	100	1,119	1,074
Telekomunikasi	trade in the field of
Indonesia	telecommunication/
(“Telkom Infratel”),	January 16, 2014
Jakarta, Indonesia

PT Napsindo Primatel	Telecommunication -	1999; ceased	60	60	5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (NAP), Voice Over	January 13,
Jakarta, Indonesia	Data (VOD) and other	2006
	related services/
	December 29, 1998

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

ii.  Indirect subsidiaries:

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	March 31,	December 31,	March 31,	December 31,
incorporation	by the Company	operations	2021	2020	2021	2020
PT Sigma Cipta Caraka	Information technology	1988	100	100	5,765	6,031
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
	integration service,
	outsourcing and software
	license maintenance/
	May 1,1987

PT Metra Digital	Trading and/or providing	2013	100	100	3,450	3,461
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
	entertainment and
	investment/
	January 8, 2013

Telekomunikasi	Telecommunication/	2008	100	100	3,434	3,320
Indonesia	December 6, 2007
International Pte. Ltd.,
("Telin Singapore"),
Singapore

Telekomunikasi	Telecommunication/	2010	100	100	3,106	2,652
Indonesia	December 8, 2010
International Ltd,
("Telin Hong Kong"),
Hong Kong

PT Infomedia Nusantara	Data and information	1984	100	100	2,522	2,390
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
	information services and
	other information services
	in the form of print and
	electronic media and call
	center services/
	September 22,1999

PT Telkom Landmark	Service for property	2012	55	55	2,261	2,204
Tower	development and
(“TLT”),	management/
Jakarta, Indonesia	February 1, 2012

PT Metra Digital	Directory information	2013	100	100	1,390	1,115
Media	services/
(“MD Media”),	January 22, 2013
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.  Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	March 31,	December 31,	March 31,	December 31,
incorporation	by the Company	operations	2021	2020	2021	2020
PT Finnet Indonesia	Information technology	2006	60	60	1,305	1,371
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

PT Melon	Digital content exchange	2010	100	100	1,126	848
(“Melon”),	hub services/
Jakarta, Indonesia	November 14, 2016

PT Persada Sokka	Providing telecommunication	2008	95	95	888	824
Tama	network infrastucture/
("PST"),	February 19, 2019
Jakarta, Indonesia

Telekomunikasi	Telecommunication/	2012	100	100	780	719
Indonesia	September 11, 2012
International
(“Telin TL”) S.A.,
Dili, Timor Leste

TS Global Network	Satellite services/	1996	70	70	641	669
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya,
Malaysia

PT Telkomsel Mitra	Bussiness management	2019	100	100	594	594
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta, Indonesia	January 18, 2019

PT Swadharma	System Integrator Services/	2001	51	51	567	577
Sarana	April 2, 2018
Informatika
(“SSI”),
Jakarta, Indonesia

PT Administrasi	Health insurance	2002	100	100	529	480
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Nusantara	Service and trading/	2014	100	100	312	316
Sukses Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51	51	287	289
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

PT Nutech Integrasi	System integrator/	2001	60	60	155	137
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.Subsidiaries (continued)

ii.  Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	of commercial	March 31,	December 31,	March 31,	December 31,
incorporation	by the Company	operations	2021	2020	2021	2020
Telekomunikasi	Telecomunication	2014	100	100	110	115
Indonesia	December 11, 2013
International Inc.,
(“Telkom USA”),
Los Angeles, USA

Telekomunikasi	Telecommunication/	2013	100	100	105	88
Indonesia	January 9, 2013
International Pty Ltd,
(“Telkom Australia”),
Sydney, Australia

PT Metraplasa	Network & e-commerce	2012	60	60	84	260
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

Telekomunikasi	Telecommunication/	2013	70	70	35	39
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(“Telin Malaysia”),
Malaysia

PT Satelit	Satellite services/	2013	100	100	9	14
Multimedia	March 25, 2013
Indonesia
(“SMI”),
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

e.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on June 28, 2021.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of  Institute  of  Indonesian  Chartered  Accountants  and  Regulation  No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”) and millions of US$, unless otherwise stated. For the figures in the consolidated financial statements which still contain values but below Rp1 billion and US$ 1 million, are presented with zeros.

New accounting standards

On January 1, 2021, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendment to PSAK 22: Business Combination
ii.	Amendment to PSAK 55: Financial Instruments: Recognition and Measurement, Amendment to PSAK 60: Financial Instruments: Disclosures, Amendment to PSAK 71: Financial Instruments,

Amendments to PSAK 62: Insurance Contracts and Amendments to PSAK 73: Leases on Interest Rate Reference Reform - Phase 2

iii.	Amendment to PSAK 73: Leases on Lease Concessions related to COVID-19 after 30 June 2021

Accounting standards issued but not yet effective

Effective January 1, 2022

i.	Amendment to PSAK 22: Business Combinations

This amendment regulates the reference to the Conceptual Framework by clarifying the interactions between PSAK 22, PSAK 57, ISAK 30 and the Conceptual Framework for Financial Reporting.

ii.	Amendments to PSAK 57: Provisions, Contingent Liabilities, and Contingent Assets

This amendment clarifies the cost of fulfilling a contract in relation to determining whether a contract is a burdensome contract.

iii.	Amendment to PSAK 71: Financial Instruments

This amendment clarifies the fee (compensation) recognized by the borrower in connection with the derecognition of a financial liability.

iv.	Amendment to PSAK 73: Leases

This amendment clarifies clarifying the measurement by the lessee and the recording of changes in the lease term related to “repair of leased property”.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of financial statements (continued)

Accounting standards issued but not yet effective (continued)

Effective January 1, 2023

i.	Amendment PSAK 1: Presentation of Financial Statements

This amendment clarifies the classification of liabilities as short term or long term.

ii.	Amendment PSAK 16: Fixed Assets

This amendment regulates the treatment of results before the intended use.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.The contractual arrangement with the other vote holders of the investee,
ii.Rights arising from other contractual arrangements, and
iii.The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All assets and liabilities, equity, revenue and expenses and cash flow from transactions within Group have been eliminated at the time of consolidation.

In case of loss of control over a subsidiary, the Group:

●	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
●	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
●	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
●	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
●	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill (continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to  a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position (Note 2t).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Investments in associates

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. Holding of 20% or more of the voting power of the investee (held directly or indirectly, through subsidiaries) is presumed to give rise to significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, a holding of less than 20% of the voting power is presumed not to give rise to significant influence, unless it can be clearly demonstrated that there is in fact significant influence.

The existence of significant influence will usually be evidenced in one or more of the following ways:

i.	representation on the board of directors or equivalent governing body of the investee;
ii.	participation in policy-making processes, including participation in decisions about dividends and other distributions;
iii.	material transactions between the investor and the investee;
iv.	interchange of managerial personnel;
v.	provision of essential technical information.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment, and
ii.	Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments in Associates” in the consolidated statements of financial position.

For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience which adjusted by specific forward-looking factors from the debtors and the economic environment. Receivables are written off in the year are determined to be uncollectible (Note 2t).

h.Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems and blank prepaid vouchers.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-30
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Vehicles	4-8
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. Based on review the useful life of certain production equipment asset are changed from previous year. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange ransaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

l.Leases

PSAK 73 sets out a comprehensive model for identification of lease agreements and its treatment in the financial statements of both lessees and lessors. PSAK 73 introduces a control model for the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer.

The Group adopted PSAK 73 as at January 1, 2020 using the modified retrospective method by recognizing the cumulative effect of initially applying PSAK 73 as an adjustment to the opening balance of equity at January 1, 2020. Accordingly, the comparative information presented for 2019 has not been restated and it is presented, as previously reported, under PSAK 30 and the related interpretations.

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available under the transition guidance within PSAK 73, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2020 as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	apply PSAK 73 to leases that were previously identified under PSAK 30 and ISAK 8, and not to apply PSAK 73 to those that were not previously identified under these two standards;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a Right-of-Use (“ROU”) asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when new).

PSAK 73 also permits the Group not to reassess the Group prior conclusions about lease identification, lease classification and the Group has  elected to carry forward the historical lease assessments and relied on its assessment made applying PSAK 30 and ISAK 8 Determining whether an Arrangement contains a Lease. The Group applies the definition of a lease and related guidance set out in PSAK 73 to all lease contracts entered into or modified on or after January 1, 2020.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Leases (continued)

i.	The Group as Lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Buildings	15-40
Transmission installation and equipment	3-25
Power supply	3-20
Vehicles	4-8
Others	2-25

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 48 Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Leases (continued)

i.	The Group as Lessee (continued)

Lease liabilities (continued)

Short-term leases with a duration of less than 12 months, short-term lease ends within 12 months after January 1, 2020 and low-value leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 73 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

ii.	The Group as Lessor

Under PSAK 73, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance  leases, otherwise it will be classified as an operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 71, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other Receivables”.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the fixed assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 72 Revenue from Contracts with Customers to allocate the consideration in the contract.

m.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

n.Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be withdrawn. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be withdrawn, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

p.	Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian dollars, TS Global Network Sdn. Bhd., and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	March 31, 2021		December 31, 2020
	Buy	Sell	Buy	Sell
Dolar A.S. (“US$”) 1	14,520	14,530	14,040	14,060
Dolar Australia (“AU$”) 1	11,060	11,070	10,738	10,756
Dolar Singapura (“SGD”) 1	10,801	10,812	10,591	10,607
Dolar Taiwan Baru (“TWD”) 1	509.49	510.02	499.61	500.46
Euro (“EUR”) 1	17,051	17,064	17,209	17,239
Yen Jepang (“JPY”) 1	131.34	131.47	135.91	136.15
Ringgit Malaysia (“MYR”) 1	3,500	3,506	3,477	3,485
Pataca Makau (“MOP”) 1	1,811	1,815	1,756	1,761
Dolar Hong Kong (“HKD”) 1	1,868	1,869	1,811	1,814

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition

Revenue from contract with customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

The Group adopted PSAK 72 as at January 1, 2020 using the modified retrospective method by recognising the cumulative effect of initially applying PSAK 72 as an adjustment to the opening balance of equity at January 1, 2020.

The Group has also elected to apply the following practical expedients on the transition date:

(i)	Completed contracts - the Group applied PSAK 72 only to customer contracts that had not been completed on January 1, 2020; and
(ii)

Contract modifications - instead of applying a retrospective approach to quantify the cumulative effects of contract modifications from the time each modification was made; the Group aggregated the effects of all contract modifications that occurred before January 1, 2020 in order to:

(a)	identify satisfied and unsatisfied performance obligations;
(b)	determine the transaction price of the latest modified contract; and
(c)	allocate the transaction price to the satisfied and unsatisfied performance obligations as of January 1, 2020.

Moreover, the Group also elected to apply practical expedient to not account for the effect of financing component when the period between the payment for a promised good or service and the transfer for such good or service to the customer is less than one year, in adopting PSAK 72.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis, which for prepaid, the sales of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers are recognized initially as contract liabilities.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimated the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore the revenue recognition pattern is generally not impacted by the allocation.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

i.	Mobile (continued)

The consideration that is received is allocated between the telecommunication services and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points is determined according to historical information relating to the redemption rate of award points. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed or have expired.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from Indihome service are derived from customer who subscribes to internet services or to more than one retail products. Those services are offered on a postpaid basis and billed in the following month. The contracts are offered as month to month contract.

The Group has a bundled services plan named “Indihome”. Under this bundled plan, the customer is allowed to subscribe to a combination of Consumer’s service (i.e. telephone, internet and data and paid TV).

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers may be required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option and recognizes it as revenue on a straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from Enterprise primarily comprises of revenue from providing telephone service, data and internet service, information technologies service, and other services (e.g. sales of peripherals, manage service, call center service, e-health, e-payment, and others.). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized as a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

Some of the arrangements in enterprise are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as an individual performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprised of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on output method using the basis of the actual recorded traffic for the month.

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfiling contracts with customers, which principally is comprised of sales commissions and contract fulfilment costs, are initially recognized on the statement of financial position. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprise of revenue from telecommunication tower leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

r.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	The date of plan amendment or curtailment; and
(b)	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii.	Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee’s services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.	Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

s.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Taxes (continued)

Deferred tax (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if there is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are reassessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax

In accordance with ISAK 34: Uncertainty Over Income Tax Treatments which is effective on
January 1, 2019, stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group meaures its tax balances using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Accordingly, management believes that the interpretation did not have a significant impact on the consolidated financial statements.

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction.

Final tax on construction services and lease is presented as part of “Other Income (Expenses) - net”.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The group adopted PSAK 71 as at January 1, 2020

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component of for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transactions costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient, measured at a predetermined transaction price in accordance with PSAK 72.

Financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest (SPPI) testing and it is performed at instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to buy or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

a.	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

i.	Financial assets (continued)

b.Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group have no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of March 31, 2021.

c.Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 71 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment.

d.Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not fulfilled with solely payments of principal and interest (SPPI) testing are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. Financial assets that held for trading are disclosed as part of notes current financial asset, while the others are disclosed as part of notes long-term investment in debt and equity instruments.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision model that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written off when there is low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, and obligations under finance leases.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

a.	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 71 are satisfied. The Group has not designated any financial liability as at FVTPL.

b.Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortisation process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 20 Long-Term Loans and Other Borrowings.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Hedge Accounting

The Group does not apply hedge accounting.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

v. Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

w.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

y.	Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and

iii.   for which discrete financial information is available.

z.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortisation” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ab.Current and non current classifications

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is presented current when it is:

i.	expected to be realized or intended to be sold or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for a least twelve months after the reporting period.

Asset which do not meet above criterias, classified as non current assets.

A liability is current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily in the proposed of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no unconditional right after deferred the settlement of the liability for at least twelve months after the reporting period.

Liabilities which do not meet above criterias, classified as long term liabilities.

Deffered tax assets and liabilities are classified as non-current assets and liabilities.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.  Critical accounting considerations, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make decisions, estimates and assumptions that affect the amount of revenue, expenses, assets and liabilities reported, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Consideration

The following considerations were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgment is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 28.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 31 and 32.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.  Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 12.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)  Credit loss provision for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.  Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d)  Credit loss provision for financial assets (continued)

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of other receivables are disclosed in Note 5.

Following the effect of Covid-19 pandemic, Group has not remodified the definition of its significant increase in credit risk and the definition of its default. Group also closely monitors the changes in shared risk characteristics of certain account receivables by evaluating the customer segmentations portfolios which the respective customers might engage in business industries, or locate in areas, which have become affected, or are more prone to be affected, by the pandemic. Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available; including forward looking information and other input in the future.

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, Group also provide multiple standard product as bundling product in contract with customer. Significant judgment is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of  performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based  on historical achievement.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.  Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(g)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting acquisition method for assets acquired and liabilities assumed are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.  CASH AND CASH EQUIVALENTS

		March 31, 2021		December 31, 2020
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	48	-	19
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	2,039	-	1,559
	US$	25	360	8	110
	EUR	2	28	2	28
	JPY	1	0	1	0
	HKD	2	4	2	3
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	1,188	-	1,129
	US$	2	26	5	72
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	237	-	312
	US$	8	120	0	6
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	65	-	43
Others (each below Rp75 billion)	Rp	-	29	-	21
	US$	0	0	0	0
	SGD	0	0	0	0
Sub-total			4,096		3,283

Third parties
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	1,234	-	1,576
	US$	6	80	0	1
	MYR	-	-	1	4
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	27	389	36	504
	HKD	13	25	5	10
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	281	-	81
	US$	-	-	1	12
Bank of Tokyo, Ltd. (“BoT”)	Rp	-	180	0	7
	US$	0	1	0	0
PT Bank HSBC Indonesia ("HSBC")	Rp	-	4	-	218
Mega International Commercial Bank (“Mega Bank”)	US$	9	129	-	-
	US$	39	20	-	-
PT Bank Central Asia Tbk. (“BCA”)	Rp	-	99	-	66
	US$	0	3	0	2
PT Bank Pembangunan Daerah (“BPD”)	Rp	-	69	-	155
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	7	102	6	86
	SGD	6	68	8	81
Others (each below Rp75 billion)	Rp	-	269	-	187
	US$	8	114	8	106
	AU$	2	21	41	5
	MYR	4	15	13	44
	SGD	1	8	1	15
	EUR	0	3	0	5
	TWD	1	0	42	21
Sub-total			3,114		3,168

Total cash in banks			7,210		6,469

Time deposits
Related parties
Bank Mandiri	Rp	-	6,299	-	2,825
	US$	-	-	14	190
BNI	Rp	-	4,802	-	3,039
	US$	41	600	27	385
BRI	Rp	-	3,793	-	2,421
	US$	38	545	34	479
BTN	Rp	-	3,062	-	2,123
	US$	5	73	-	-
Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	305	-	-
Sub-total			19,479		11,462

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		March 31, 2021		December 31, 2020
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,350	-	379
	US$	21	303	9	131
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk (“BJB”)	Rp	-	876	-	919
	US$	11	156	6	80
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	602	-	12
	US$	29	415	35	494
PT Bank Bukopin Tbk. (“Bank Bukopin”)	Rp	-	900	-	1
PT Bank Sinarmas Tbk. (“Bank Sinarmas”)	Rp	-	255	-	250
PT Bank Tabungan Pensiunan Nasional Tbk. ("BTPN")	Rp	-	100	-	115
PT Bank CIMB Niaga Tbk
(“Bank CIMB Niaga”)	Rp	-	31	-	42
PT Bank Danamon Tbk. (“Bank Danamon”)	Rp	-	-	-	101
Others (each below Rp75 billion)	Rp	-	-	-	45
	US$	-	-	5	71
	MYR	-	4	-	-
Sub-total			4,992		2,639

Total time deposits			24,471		14,101
Allowance for expected credit loss			(0)		(0)
Total			31,729		20,589

Interest rates per annum on time deposits are as follows:

	March 31, 2021	December 31, 2020
Rupiah	2.50% - 9.50%	2.00% - 8.25%
Foreign currency	0.20% - 1.75%	0.25% - 2.80%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4. OTHER CURRENT FINANCIAL ASSETS

		March 31, 2021		December 31, 2020
		Balance		Balance
		Foreign currency	Rupiah	Foreign currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
Bank Mandiri	Rp	-	220	-	180
	US$	10	145	5	70
BRI	Rp	-	120	-	120
	US$	19	269	14	197
BNI	Rp	-	60	-	60
	US$	6	83	20	278
BTN	US$	6	87	9	126
Sub-total			984		1,031

Third parties
Others (each below Rp75 billion)	Rp	-	18	-	18
	US$	5	74	5	71
Total time deposits			1,076		1,120

Escrow accounts	Rp	-	8	-	47
	US$	0	7	2	27
Total escrow accounts			15		74

Mutual funds
Related parties
PT Bahana TCW Investment Management
("Bahana TCM")	Rp	-	75	-	77
Total mutual funds			75		77

Others (each below Rp75 billion)	Rp	-	32	-	-
	MYR	-	-	2	32
Total others			32		32
Total			1,198		1,303

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	March 31, 2021	December 31, 2020
Rupiah	3.00% - 3.50%	3.25% - 6.50%
Foreign currency	0.10% - 1.08%	0.15% - 1.08%

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	March 31, 2021	December 31, 2020
State-owned enterprises	1,382	1,564
Indonusa	504	504
Indosat	299	225
Others (each below Rp75 billion)	457	407
Total	2,642	2,700
Allowance for expected credit losses	(1,169)	(1,056)
Net	1,473	1,644

(ii)Third parties

	March 31, 2021	December 31, 2020
Individual and business subscribers	16,083	15,095
Overseas international carriers	2,161	1,904
Total	18,244	16,999
Allowance for expected credit losses	(7,337)	(7,304)
Net	10,907	9,695

b.	By age

(i)Related parties

	March 31, 2021	December 31, 2020
Up to 3 months	1,500	1,356
3 to 6 months	172	253
More than 6 months	970	1,091
Total	2,642	2,700
Allowance for expected credit losses	(1,169)	(1,056)
Net	1,473	1,644

(ii)Third parties

	March 31, 2021	December 31, 2020
Up to 3 months	10,104	8,762
3 to 6 months	873	1,021
More than 6 months	7,267	7,216
Total	18,244	16,999
Allowance for expected credit losses	(7,337)	(7,304)
Net	10,907	9,695

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

b.	By age (continued)

(iii)Aging of total trade receivables

	March 31, 2021			December 31, 2020
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	8,422	699	8.3%	7,818	696	8.9%
Past due up to 3 months	3,182	342	10.7%	2,300	488	21.2%
Past due more than 3 to 6 months	1,045	409	39.1%	1,274	495	38.9%
Past due more than 6 months	8,237	7,056	85.7%	8,307	6,681	80.4%
Total	20,886	8,506		19,699	8,360

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of March 31, 2021 and December 31, 2020, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,657 billion and Rp4,217 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

(i)Related parties

	March 31, 2021	December 31, 2020
Rupiah	2,639	2,690
U.S. dollar	3	10
Total	2,642	2,700
Allowance for expected credit losses	(1,169)	(1,056)
Net	1,473	1,644

(ii)Third parties

	March 31, 2021	December 31, 2020
Rupiah	15,121	14,635
U.S. dollar	3,007	2,265
Singapore dollar	68	75
Others (each below Rp75 billion)	48	24
Total	18,244	16,999
Allowance for expected credit losses	(7,337)	(7,304)
Net	10,907	9,695

d.  Movements in the allowance for impairment of receivables

	March 31, 2021	December 31, 2020
Beginning balance	8,360	6,203
Adjustment on initial application of PSAK 71	-	(14)
Provision recognized during the period	492	2,362
Receivables written off	(346)	(191)
Ending balance	8,506	8,360

The receivables written off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible trade receivables.

As of March 31, 2021 and December 31, 2020, certain trade receivables of the subsidiaries amounting to Rp2,722 billion and Rp3,432 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a and 20c).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.	CONTRACT ASSETS

	March 31, 2021	December 31, 2020
Contract assets	1,443	1,351
Provision for expected credit losses	(136)	(112)
Net	1,307	1,239
Short term portion	(1,098)	(1,036)
Long term portion	209	203

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract asset.

Refer to Note 33 for details of related party transactions.

7.	INVENTORIES

	March 31, 2021	December 31, 2020
Components	569	560
SIM cards and blank prepaid vouchers	285	265
Others	110	226
Total	964	1,051
Provision for obsolescence
Components	(32)	(37)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(3)	(3)
Total	(63)	(68)
Net	901	983

Movements in the provision for obsolescence are as follows:

	March 31, 2021	December 31, 2020
Beginning balance	68	92
Provision recognized during the year	-	1
Inventory written off	(5)	(25)
Ending balance	63	68

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses in March 31, 2021 and 2010 amounted to Rp134 billion and Rp123 billion, respectively (Note 26).

Certain inventories of the subsidiaries have been pledged as collateral under lending agreements in March 31, 2021 and December 31, 202 amounted to Rp557 billion, respectively (Notes 20c).

As of March 31, 2021 and December 31, 2020, modules (part of property and equipment) and components held by the Group with book value amounting to Rp105 billion and Rp107 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of March 31, 2021 and December 31, 2020 amounted to Rp155 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	March 31, 2021	December 31, 2020
Prepaid annual frequency license (Note 36c.i)	4,129	4,554
Advances	1,392	1,339
Prepaid rental	247	259
Prepaid salaries	230	180
Others (each below Rp75 billion)	342	229
Total	6,340	6,561

9. CONTRACT COST

The breakdown of contract costs is as follows:

	March 31, 2021
	Cost to obtain	Cost to fulfill	Total
At January 1, 2021	1,245	463	1,708
Amortisation during the year	(52)	(132)	(184)
Addition current year	176	260	436
At March 31, 2021	1,369	591	1,960
Short term portion	(215)	(316)	(531)
Long term portion	1,154	275	1,429

	December 31, 2020
	Cost to obtain	Cost to fulfill	Total
At December 31, 2019	-	-	-
Adjustment of initial application of PSAK 72	696	489	1,185
Total	696	489	1,185

At January 1, 2020	696	489	1,185
Amortisation during the year	(150)	(367)	(518)
Addition current year	699	341	1,041
At December 31, 2020	1,245	463	1,708
Short term portion	(193)	(261)	(454)
Long term portion	1,052	202	1,254

10. LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENT

	March 31, 2021	December 31, 2020

Convertible bonds
PT Aplikasi Karya Anak Bangsa (“AKAB”)	2,116	2,116
Others (each below Rp75 billion)	223	333
Total convertible bonds	2,339	2,339

Investment in equity	1,968	1,706

Total	4,307	4,045

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

10. LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENT (continued)

On November 16, 2020, Telkomsel entered into agreements with AKAB in the form of non-interest bearing convertible bond amounting to US$150 million (equivalent to Rp2,116 billion as of December 31, 2020). The convertible bond will mature on November 16, 2023. The investment in convertible bond is classified as FVTPL since it is held by Telkomsel not to collect the contractual cash flow and is not solely payment of principal and interest on the principal amount outstanding.

Investments in equity include investments of MDI at several start-up entities engaged in Information and technology. The additional investments during the year by MDI amounted to Rp286 billion. These equity investments are classified as FVTPL.

11.	LONG-TERM INVESTMENTS IN ASSOCIATES

The details of long-term investments in associates under equity method as of March 31, 2021 are as follows:

	2021
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investments
in associates:

Jalin[a]	33,00	89	-	4	-	-	-	93
Finarya[b]	24,33	87	-	(60)	-	-	-	27
Tiphone[c]	24,00	-	-	-	-	-	-	-
Indonusa[d]	20,00	-	-	3	-	-	-	3
Others (each below Rp75 billion)[e]		16	38	(1))	-	-	-	53
Total long-term
investments in associates		192	38	(54)	-	-	-	176

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the period ended March 31, 2021*:

	Jalin	Finarya	Indonusa	Others
Statements of financial position
Current assets	231	2,769	679	1,027
Non-current assets	183	157	318	4,611
Current liabilities	(121)	(1,896)	(409)	(757)
Non-current liabilities	(14)	(24)	(574)	(4,488)
Equity (deficit)	279	1,006	14	393

Statements of profit or loss and other
comprehensive income
Revenues	84	29	190	318
Operating expenses	(68)	(283)	(168)	(282)
Other income (expenses) including
finance costs - net	-	10	(13)	(39)
Profit (loss) before tax	16	(244)	9	(3)
Income tax benefit (expense)	(4)	3	-	3
Profit (loss) for the period	12	(241)	9	-)
Other comprehensive income (loss)	-	-		-
Total comprehensive income (loss)
for the period	12	(241)	9	-)

* Summary of financial information for Tiphone as of March 31, 2021 is not available.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS IN ASSOCIATES (CONTINUED)

The details of long-term investments in associates under equity method as of December 31, 2020 are as follows:

	2020
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investments
in associates:

Jalin[a]	33,00	77	-	17	(5)	(0)	-	89
Finarya[b]	25,00	267	28	(209)	-	1	-	87
Tiphone[c]	24,00	526	-	(41)	-	-	(485)	-
Indonusa[d]	20,00	210	-	-	-	-	(210)	-
Others (each below Rp75 billion)[e]		130	(33)	(13))	-	(0)	(68)	16
Total long-term
investments in associates		1,210	(5)	(246)	(5)	1	(763)	192

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the period ended December 31, 2020:

	Jalin	Finarya	Indonusa	Others
Statements of financial position
Current assets	187	3,160	565	972
Non-current assets	194	169	331	4,516
Current liabilities	(92)	(2,327)	(318)	(795)
Non-current liabilities	(22)	(41)	(573)	(4,398)
Equity (deficit)	267	961	5	295

Statements of profit or loss and other
comprehensive income
Revenues	277	133	783	1,278
Operating expenses	(205)	(948)	(691)	(1,035)
Other income (expenses) including
finance costs - net	(3)	69	(24)	(92)
Profit (loss) before tax	69	(746)	68	151)
Income tax benefit (expense)	(18)	2	(6)	(4)
Profit (loss) for the period	51	(744)	62	147)
Other comprehensive income (loss)	(1)	4	7	(27)
Total comprehensive income (loss)
for the period	50	(740)	69	120)

* Summary of financial information for Tiphone as of December 31, 2020 is not available.

a Jalin was previously a subsidiary. On June 19, 2019 the Group sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.

[b]

On January 21, 2019, Telkomsel established of PT Fintek Karya Nusantara ("Finarya”), a subsidiary, with an initial investment amounted to Rp25 billion and on February 22, 2019 Telkomsel transferred its assets amounted to Rp150 billion to Finarya. For this transaction, Telkomsel obtained 2,499 and 14,974 shares, respectively (equal to 100% ownership). Telkomsel with PT Mandiri Capital Indonesia, PT BRI Ventura Indonesia, PT BNI Sekuritas, PT Jasamarga Tollroad Operator, PT Dana Tabungan dan Asuransi Pegawai Negeri (Persero), PT Pertamina Retail, PT Kereta Commuter Indonesia (“KCI”), PT Asuransi Jiwasraya (Persero), and PT Danareksa Capital, entered in to shareholder agreement on July 31, 2019, October 31, 2019, and December 31, 2019 relating to the increase in issued and paid up capital made by each shareholder. On December 31, 2019, Telkomsel owned 48,530 shares or equivalent to 26.58% ownership.

On October 23, 2020 Finarya issued 13,632 series B shares, owned by Grab LA Pte Ltd (“Grab”) 11,237 shares, PT BRI Ventura Indonesia 943 shares, Mandiri Capital Indonesia 924 shares, Telkomsel 528 shares. This investment decreased Telkomsel’s ownership in PT Finarya, from previously 26.58% and diluted to 25.00%.

Subsequently On March 8, 2021, PT Dompet Karya Anak Bangsa (“DKAB”) invested in PT Finarya. These investments impacted the Company’s ownership in PT Finarya, from previously 25.00% and diluted to 24.33%.

[c]

Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as cellullar phone including spare parts, accessories, rechargeable credit vouchers, repair service, and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion, including intangible assets and goodwill amounting to Rp188 billion and Rp647 billion, respectively. In 2020, Management has recognized full impairment on its investment in Tiphone considering the doubts over the continuity of its business, financial condition and suspension of stocks effective June 10, 2020. Management has decided to book full allowance for the investment in Tiphone as of December 31, 2020.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS IN ASSOCIATES (CONTINUED)

[d]

Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its shares ownership in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.  Based on management assessment, there was allowance for impairment on investment in Indonusa.

[e]	The unrecognized share in losses in other investments cumulatively as of March 31, 2021 and December 31, 2020 was amounting to Rp232 billion and Rp228 billion, respectively.

12. PROPERTY AND EQUIPMENT

	January 1, 2021	Additions	Deductions	Reclassifications/ Translations	March 31, 2021
At cost:
Directly acquired assets
Land rights	1,800	-	-	(20)	1,780
Buildings	16,137	15	-	235	16,387
Leasehold improvements	1,410	4	(2)	-	1,412
Switching equipment	17,506	86	-	372	17,964
Telegraph, telex and data communication
equipment	2,012	25	-	(429)	1,608
Transmission installation and equipment	159,196	465	(22)	192	159,831
Satellite, earth station and equipment	10,423	69	-	(49)	10,443
Cable network	60,796	1,300	-	(917)	61,179
Power supply	20,988	98	(14)	189	21,261
Data processing equipment	17,663	15	(8)	934	18,604
Other telecommunication peripherals	7,513	2	-	6	7,521
Office equipment	2,125	13	(1)	(28)	2,109
Vehicles	551	3	-	(37)	517
Other equipment	68	4	-	(18)	54
Property under construction	2,524	3,634	(48)	(3,347)	2,763
Total	320,712	5,733	(95)	(2,917)	323,433

	January 1, 2021	Additions	Deductions	Reclassifications/ Translations	March 31, 2021
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	4,872	146	-	24	5,042
Leasehold improvements	1,061	32	(1)	-	1,092
Switching equipment	11,621	454	-	112	12,187
Telegraph, telex and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	87,991	2,840	(15)	(1,879)	88,937
Satellite, earth station and equipment	4,412	187	-	55	4,654
Cable network	15,978	653	-	(54)	16,577
Power supply	14,757	382	(12)	(4)	15,123
Data processing equipment	12,780	404	(5)	1	13,180
Other telecommunication peripherals	2,885	345	-	-	3,230
Office equipment	1,574	88	-	(5)	1,657
Vehicles	229	15	-	(4)	240
Other equipment	47	1	-	(3)	45
Total	159,789	5,547	(33)	(1,757)	163,546
Net book value	160,923				159,887

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

	December 31, 2019	Effect of adoption of PSAK 73	January 1, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2020
At cost:
Directly acquired assets
Land rights	1,644	-	1,644	157	-	(1)	1,800
Buildings	14,062	-	14,062	201	-	1,874	16,137
Leasehold improvements	1,549	-	1,549	31	(192)	22	1,410
Switching equipment	17,348	-	17,348	956	(1,921)	1,123	17,506
Telegraph, telex and data communication
equipment	2,258	-	2,258	429	-	(675)	2,012
Transmission installation and equipment	151,750	-	151,750	1,050	(3,825)	10,221	159,196
Satellite, earth station and equipment	12,344	-	12,344	236	(2)	(2,155)	10,423
Cable network	54,357	-	54,357	8,280	(68)	(1,773)	60,796
Power supply	20,113	-	20,113	45	(311)	1,141	20,988
Data processing equipment	16,409	-	16,409	3	(703)	1,954	17,663
Other telecommunication peripherals	5,340	-	5,340	2,157	-	16	7,513
Office equipment	2,361	-	2,361	216	(354)	(98)	2,125
Vehicles	568	-	568	48	(104)	39	551
Other equipment	123	-	123	17	-	(72)	68
Property under construction	2,619	-	2,619	15,610	(8)	(15,697)	2,524
Asset under finance lease
Transmission installation and equipment	5,500	(5,500)	-	-	-	-	-
Data processing equipment	1	(1)	-	-	-	-	-
Vehicles	503	(503)	-	-	-	-	-
Office equipment	42	(42)	-	-	-	-	-
CPE assets	22	(22)	-	-	-	-	-
Power supply	-	-	-	-	-	-	-
RSA assets	89	-	89	-	-	(89)	-
Total	309,002	(6,068)	302,934	29,436	(7,488)	(4,170)	320,712

	December 31, 2019	Effect of adoption of PSAK 73	January 1, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2020
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	4,113	-	4,113	739	-	20	4,872
Leasehold improvements	1,091	-	1,091	158	(188)	-	1,061
Switching equipment	11,976	-	11,976	1,569	(1,921)	(3)	11,621
Telegraph, telex and data communication
equipment	1,580	-	1,580	-	-	2	1,582
Transmission installation and equipment	79,993	-	79,993	11,463	(3,545)	80	87,991
Satellite, earth station and equipment	5,809	-	5,809	900	(1)	(2,296)	4,412
Cable network	14,171	-	14,171	2,509	(66)	(636)	15,978
Power supply	13,596	-	13,596	1,512	(309)	(42)	14,757
Data processing equipment	11,977	-	11,977	1,522	(708)	(11)	12,780
Other telecommunication peripherals	1,766	-	1,766	1,120	-	(1)	2,885
Office equipment	1,678	-	1,678	375	(360)	(119)	1,574
Vehicles	210	-	210	74	(70)	15	229
Other equipment	66	-	66	2	-	(21)	47
Asset under finance lease
Transmission installation and equipment	3,734	(3,734)	-	-	-	-	-
Data processing equipment	1	(1)	-	-	-	-	-
Vehicles	115	(115)	-	-	-	-	-
Office equipment	44	(44)	-	-	-	-	-
CPE assets	20	(20)	-	-	-	-	-
Power supply	-	-	-	-	-	-	-
RSA assets	89	-	89	-	-	(89)	-
Total	152,029	(3,914)	148,115	21,943	(7,168)	(3,101)	159,789
Net book value	156,973						160,923

a.	Gain on sale of property and equipment

	2021	2020
Proceeds from sale of property and equipment	147	45
Net book value	(13)	(7)
Gain on disposal or sale of property and equipment	134	38

b.Others

(i)	As of December 31, 2020, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2020.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

b.Others (continued)

(ii)	Interest capitalized to property under construction amounted to Rp132 billion and Rp22 billion for the three months period ended March 31, 2021 and 2020, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 0.80% to 11.00% and 1.29% to 11.00% for the three months period ended March 31, 2021 and 2020, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the three months period ended March 31, 2021 and for the year ended December 31, 2020.

(iv)	As of March 31 2021 and 2020, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp85 billion and Rp3 billion, respectively, and were recorded as part of “Other Income - net” in the consolidated statements of profit or loss and other comprehensive income. As of March 31, 2021 and 2020, the net carrying value of those assets of Rp76 billion and Rp1 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the year ended December 31, 2020 amounting to Rp266 billion.

In 2020, the estimated useful lives of towers in Indonesia were changed from 20 to 30 years. The impact of reduction in the depreciation expense for the year ended December 31, 2020, amounted to Rp160 billion. Towers are presented as part of transmission installation and equipment.

(vi)

The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-50 years which will expire between 2021 and 2070. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)	As of March 31, 2021 and December 31, 2020, the Group’s property and equipment excluding land rights, with net carrying amount of Rp155,768 billion and Rp159,454 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp21,582 billion and Rp22,886 billion, US$Nil, HK$8 million, SG$315 million, and MYR44 million and MYR39 million, respectively, and first loss basis amounted to Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)

As of March 31, 2021 and December 31, 2020, the percentage of completion of property under construction was around 68.47% and 61.19%, respectively, of the total contract value, with estimated dates of completion until March 2024 and March 2023, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)

As of March 31, 2021 and December 31, 2020, all assets owned by the Company have been pledged as collateral for bonds (Notes 20b.i). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp16,635 billion and Rp14,115 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a, 20c, and 20d).

(x)

As of March 31, 2021 and 2020, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp65,955 billion and Rp63,656 billion, respectively. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12. PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(xi)  In 2020, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (Nilai Jual Objek Pajak or “NJOP”) of the related land rights and buildings, amounted to Rp41,984 billion.

13. RIGHT OF USE ASSETS

The Group leases several assets including land rights, building, transmission installation and equipments, power supply, vehicles, and other equipments used in its operations, which generally have lease term between 1 and 33 years.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments. Short-term lease expense and low-value assets lease expense amounted to Rp1,007 billion and Rp909 billion were incurred for the period ended March 31, 2021 and 2020.

The carrying amounts of right of use assets recognized and the movement during the period:

	January 1,			Reclassifications/	March 31,
	2021	Additions	Deductions	translations	2021
At cost:
Land rights	4,863	58	(160)	2	4,763
Buildings	734	31	(6)	12	771
Transmission installation
and equipment	16,072	21	(141)	4	15,956
Power supply	641	-	(44)	-	597
Vehicles	676	40	(2)	0	714
Others	29	1	(0)	0	30
Total	23,015	151	(353)	18	22,831

Accumulated amortization:
Land rights	(763)	(209)	118	0	(854)
Buildings	(166)	(86)	14	(3)	(241)
Transmission installation
and equipment	(3,160)	(859)	100	(1)	(3,920)
Power supply	(200)	(50)	44	-	(206)
Vehicles	(141)	(71)	11	0	(201)
Others	(19)	(2)	0	0	(21)
Total	(4,449)	(1,277)	287	(4)	(5,443)
Net book value	18,566				17,388

	December 31,	Effect of	January 1,			Reclassifications/	December 31,
	2019	adoption of PSAK 73	2020	Additions	Deductions	translations	2020
At cost:
Land rights	-	3,777	3,777	1,407	(322)	1	4,863
Buildings	-	639	639	132	(8)	(29)	734
Transmission installation
and equipment	-	14,873	14,873	1,872	(674)	1	16,072
Power supply	-	544	544	97	-	-	641
Vehicles	-	540	540	138	(2)	-	676
Others	-	45	45	1	(1)	(16)	29
Total	-	20,418	20,418	3,647	(1,007)	(43)	23,015

Accumulated amortization:
Land rights	-	-	-	(812)	49	-	(763)
Buildings	-	-	-	(193)	4	23	(166)
Transmission installation
and equipment	-	-	-	(3,687)	527	-	(3,160)
Power supply	-	-	-	(200)	-	-	(200)
Vehicles	-	-	-	(141)	-	-	(141)
Others	-	-	-	(20)	1	-	(19)
Total	-	-	-	(5,053)	581	23	(4,449)
Net book value	-						18,566

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

13. RIGHT OF USE ASSETS (continued)

The carrying amounts of the lease liabilities and the details of the transfers are as follows:

	March 31, 2021	December 31, 2020

Balance, January 1, 2020	15,617	16,600
Additions	767	3,964
Deductions	(2,366)	(4,947)
Balance, 31 March 2021	14,018	15,617
Current maturities	(6,451)	(5,396)
Long-term portion	7,567	10,221

Maturity analysis of lease payments are as follows:

Years	2020	March 31, 2021
2021		7,208
2022		1,725
2023		2,151
2024		1,872
2025		1,305
Thereafter		1,749
Total lease payments		16,010
Interest		(1,992)
Net present value of lease payments		14,018
Current maturities		(6,451)
Long-term portion		7,567

14. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	March 31, 2021	December 31, 2020
Claims for tax refund - net of current portion (Note 28b)	2,256	1,382
Prepaid annual frequency license -
net of current portion (Note 8)	1,174	1,237
Deferred charges	724	498
Prepaid taxes - net of current portion (Note 28a)	601	787
Advances for purchases of property and equipment	565	404
Security deposit	148	168
Others (each below Rp75 billion)	447	357
Total	5,915	4,833

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2021	1,428	14,688	94	1,474	17,684
Additions	-	695	-	3	698
Deductions	-	(19)	-	-	(19)
Reclassifications/translations	(12)	(134)	-	(16)	(162)
Balance, March 31, 2021	1,416	15,230	94	1,461	18,201
Accumulated amortization and impairment losses:
Balance, January 1, 2021	(125)	(9,863)	(94)	(756)	(10,838)
Amortization	-	(401)	-	(42)	(443)
Impairment	-	-	-	-	-
Deductions	-	11	-	-	11
Reclassifications/translations	-	(3)	-	13	10
Balance, March 31, 2021	(125)	(10,256)	(94)	(785)	(11,260)
Net book value	1,291	4,974	-	676	6,941

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2020	1,432	12,480	96	1,571	15,579
Additions	-	2,282	3	3	2,288
Deductions	-	(166)	-	(74)	(240)
Reclassifications/translations	(4)	92	(5)	(26)	57
Balance, December 31, 2020	1,428	14,688	94	1,474	17,684
Accumulated amortization and impairment
losses:
Balance, January 1, 2020	(29)	(8,400)	(93)	(611)	(9,133)
Amortization	-	(1,545)	(9)	(176)	(1,730)
Impairment	(104)	-	-	-	(104)
Deductions	-	124	-	-	124
Reclassifications/translations	8	(42)	8	31	5
Balance, December 31, 2020	(125)	(9,863)	(94)	(756)	(10,838)
Net book value	1,303	4,825	0	718	6,846

(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global (“MNDG”) (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), and PST (2019).

(ii)	As of December 31, 2020, the impairment of goodwill arising from the acquisition of Sigma, Contact Centres Australia Pty. Ltd., and platform Tiketapasaja.com amounted to Rp88 billion, Rp14 billion, and Rp2 billion, respectively.

(iii)	The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range for the period ended March 31, 2021 and December 31, 2020, are from 1-6 years, respectively.

(iv)	As of March 31, 2021 and December 31, 2020, the cost of fully amortized intangible assets that are still used in operations amounted to Rp7,320 billion and Rp7,077 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	March 31, 2021	December 31, 2020
Related parties
Purchases of equipments, materials, and services	630	678
Payables to other telecommunication providers	244	250
Sub-total	874	928

Third parties
Purchases of equipments, materials, and services	10,535	11,953
Payables to other telecommunication providers	2,830	2,914
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,772	1,204
Sub-total	15,137	16,071
Total	16,011	16,999

Trade payables by currency are as follows:
	March 31, 2021	December 31, 2020
Rupiah	13,668	14,895
U.S. Dollar	2,288	2,012
Others	55	92
Total	16,011	16,999

Terms and conditions of the above financial liabilities:

1.	The Group’s trade payables are non-interest bearing and are normally settled on 1 year term.
2.	Refer to Note 33 for details on related party transactions.
3.	Refer to Note 38b.v for the Group’s liquidity risk management.

17.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	March 31, 2021	December 31, 2020
Operation, maintenance, and telecommunication services	7,856	8,455
Salaries and benefits	3,576	3,399
General, administrative, and marketing expenses	2,741	2,255
Interest and bank charges	348	156
Total	14,521	14,265

Refer to Note 33 for details of related party transactions.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

18.	CONTRACT LIABILITIES

a.	Current portion

	March 31, 2021	December 31, 2020
Advances from customers for Mobile	4,206	5,047
Advances from customers for Enterprise	2,040	1,884
Advances from customers for WIB	655	668
Advances from customers for Consumer	119	111
Others (each other below Rp75 billion)	203	124
Total	7,223	7,834

b.	Non-current portion

	March 31, 2021	December 31, 2020
Advances from customers for Consumer	633	588
Advances from customers for WIB	359	345
Advances from customers for Enterprise	59	68
Others	52	3
Total	1,103	1,004

Refer to Note 33 for details of related party transactions.

19.   SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		March 31, 2021		December 31, 2020
		Outstanding		Outstanding
Lenders	Currency	Foreign currency (in millions)	Rupiah equivalent	Foreign currency (in millions)	Rupiah equivalent
Related parties
Bank Mandiri	Rp	-	4,600	-	2,900
BNI	Rp	-	1,073	-	897
PT Bank BNI Syariah ("BNI Syariah")	Rp	-	-	-	-
Sub-total			5,673		3,797
Third parties
HSBC	Rp	-	2,331	-	2,304
	US$	0	1	0	4
MUFG Bank, Ltd. ("MUFG Bank")	Rp	-	1,911	-	2,611
Bank of China	Rp	-	1,000	-	-
Bank DBS	Rp	-	485	-	573
	US$	1	104	1	13
PT Bank UOB Indonesia
("UOB Indonesia")	Rp	-	400	-	200
SCB	Rp	-	135	-	100
Bank CIMB Niaga	Rp	-	78	-	78
BTPN	Rp	-	-	-	110
Others (each below Rp75 billion)	Rp	-	73	-	73
	US$	-	-	5	71
Sub-total			6,518		6,137
Total			12,191		9,934

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of March 31, 2021 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest rate	Interest rate per annum	Security**
Mandiri
2019 - 2020	The Company, Finnet	Rp	2,900	April 28, 2021 - November 21, 2021	Monthly, Quarterly	1 month JIBOR + 1.50% 3 months JIBOR + 0.60%	None
BNI
2014 - 2020	GSD, Sigma[a], TLT	Rp	415	August 23, 2021 - January 9, 2022	Monthly	8.50% - 9.00%	Trade receivables and property and equipment
2018 - 2021	Infomedia[b], Sigma[h], Metranet, Telkom Infratel	Rp	1,140	June 6, 2021 - March 29, 2022	Monthly	1 month JIBOR + 2.10% - 2.50%	Property and equipment
HSBC
2018	Sigma[c,h]	Rp	600	July 15, 2021	Monthly	Under BLR 8.75%	Trade receivables
2018	Sigma[c,h]	US$	0.004	July 15, 2021	Monthly	Under BLR 9.13%	Trade receivables
2018 - 2020	The Company, Sigma, Melon, Metra, PINS, Metranet	Rp	2,650	April 7, 2021 - December 31, 2021	Monthly, Quarterly	1 month JIBOR + 0.80% - 0.90% 3 months JIBOR + 1.00%	None
MUFG Bank
2018 - 2020	The Company, Infomedia, Metra, GSD, Telkom Infratel	Rp	1,960	June 15, 2021 - September 27, 2021	Monthly	1 month JIBOR + 0.70%	None
Bank of China
2020	Telkom	Rp	1,000	April 8, 2021	Monthly	1 month JIBOR + 0.70%	None
DBS
2016	Nutech	Rp	4	October 13, 2021	Monthly	9.00%	None
2016	Sigma[d,e]	US$	0.02	July 31, 2021	Semi-annually	3.25% (US$). 10.75% (Rp)	Trade receivables
2018	Telkom Infratel, Infomedia	Rp	600	July 31, 2021	Monthly	1 month JIBOR + 0.70% - 1.45%	None
UOB Indonesia
2016	Finnet[f]	Rp	500	April 9, 2021	Monthly	1 month JIBOR + 1.75%	None
SCB
2019	GSD[g]	Rp	150	January 17, 2022	Monthly	Cost of fund + 2.00%	None
Bank CIMB Niaga
2013	GSD[h]	Rp	85	October 18, 2021	Monthly	10.90% - 11.50%	Trade receivables and property and equipment

*	In original currency
**	Refer to Note 5 and Note 12 for details of trade receivables and property and equipment pledged as collateral.
[a]	Based on the latest amendment on April 23, 2019.
[b]	Based on the latest amendment on March 28, 2018 and July 6, 2018.
[c]	Based on the latest amendment on July 16, 2018.
[d]	Based on the latest amendment on December 5, 2018.
[e]	Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.
[f]	Based on the latest amendment on December 11, 2020.
[g]	Based on the latest amendment on January 18, 2019.
[h]	Unsettled loan will be automatically extended.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

On August 19, 2020, the Company and GSD entered credit agreements amendments with MUFG Bank amounting to Rp900 billion. As of March 31, 2021, the unused facilities amounted to Rp19.1 billion.

On August 24, 2020, the Company, Sigma, and Melon entered credit agreements amendments with HSBC amounting to Rp700 billion. As of March 31, 2021, the unused facilities amounted to Rp19.5 billion.

On August 27, 2020, the Company entered credit agreements with Bank Permata amounting to Rp400 billion. As of March 31, 2021, the facilities has not been used.

On October 1, 2020, the Company, Infomedia, MD Media, and Telkom Infratel entered credit agreements amendments with MUFG Bank amounting to Rp1,560 billion. As of March 31, 2021, the unused facilities amounted to Rp900 billion.

On October 7, 2020, the Company, Infomedia, and Telkom Infratel entered credit agreements amendments with Bank DBS amounting to Rp1,000 billion. As of March 31, 2021, the unused facilities amounted to Rp525 billion.

On October 23, 2020, the Company entered credit agreements with Bank of China amounting to Rp1,000 billion. As of March 31, 2021, all facilities had been used.

On November 9, 2020, the Company entered credit agreements with Citibank amounting to Rp500 billion. As of March 31, 2021, the facilities has not been used.

On November 16, 2020, the Company entered credit agreements amendments with Bank Mandiri amounting to Rp4,400 billion. As of March 31, 2021, all facilities had been used.

On November 27, 2020, the Company entered credit agreements with HSBC amounting to Rp500 billion. As of March 31, 2021, all facilities had been used.

On December 28, 2020, the Company, Metra, MD Media, Metranet, and Telkomsat entered credit agreements amendments with HSBC amounting to Rp1,000 billion. As of March 31, 2021, the unused facilities amounted to Rp216 billion.

On March 27, 2021, the Company, Metra, Infomedia, and TII entered credit agreements amendments with MUFG Bank amounting to Rp400 billion. As of March 31, 2021, the unused facilities amounted to Rp30 billion.

On March 29, 2021, the Company and Telkom Infratel entered credit agreements amendments with BNI amounting to Rp735 billion. As of March 31, 2021, the unused facilities amounted to Rp175 billion.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of March 31, 2021, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2020, the Group obtained a waivers from lenders to not demand the loan payment as a result of the breach of covenants for Sigma, Telkom Infratel, dan PINS. The waivers from BNI, BCA, and BTPN were received on December 28, 2020, December 29, 2020, and January 7, 2021, respectively.

The credit facilities were obtained by the Group for working capital purposes.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.	Current maturities of long-term borrowings

	Notes	March 31, 2021	December 31, 2020
Two-step loans	20a	162	184
Bonds and notes	20b	478	478
Bank loans	20c	6,713	7,648
Other borrowings	20d	1,028	1,040
Total		8,381	9,350

20.   LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	March 31, 2021	December 31, 2020
Two-step loans	20a	359	384
Bonds and notes	20b	6,991	6,991
Bank loans	20c	23,862	20,581
Other borrowings	20d	2,206	2,605
Total		33,418	30,561

Scheduled principal payments as of March 31, 2021 are as follows:

	Year
	Notes	Total	2022	2023	2024	2025	Thereafter
Two-step loans	20a	359	130	128	101	-	-
Bonds and notes	20b	6,991	2,200	-	-	2,097	2,694
Bank loans	20c	23,862	4,309	5,656	5,038	3,798	5,061
Other borrowings	20d	2,206	642	1,052	512	-	-
Total		33,418	7,281	6,836	5,651	5,895	7,755

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		March 31, 2021		December 31, 2020
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	3,072	404	3,072	418
	US$	2	29	4	59
	Rp	-	88	-	91
Total			521		568
Current maturities (Note 19b)			(162)		(184)
Long-term portion			359		384

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loan has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of March 31, 2021, the Company has complied with the above-mentioned ratios.

b.	Bonds and notes

		March 31, 2021	December 31, 2020
Bonds and notes	Currency	Outstanding	Outstanding
Bonds
2015
Series A	Rp	2,200	2,200
Series B	Rp	2,100	2,100
Series C	Rp	1,200	1,200
Series D	Rp	1,500	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series C	Rp	296	296
MTN Syariah Ijarah I Telkom 2018
Series C	Rp	182	182
Total		7,478	7,478
Unamortized debt issuance cost		(9)	(9)
Total		7,469	7,469
Current maturities (Note 19b)		(478)	(478)
Long-term portion		6,991	6,991

i.	Bonds

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.ix). The underwriters of the bonds are Bahana, PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk. and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

2015 (continued)

As of March 31, 2021, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of March 31, 2021, the Company has complied with the above-mentioned ratios.

ii.	MTN

MTN I Telkom Year 2018

					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (“MTN”) I Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Payment Agent and the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for access network and backbone development.

As of March 31, 2021, the rating of the MTN issued by Pefindo is idAAA (Triple A).

According to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of March 31, 2021, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b. Bonds and notes (continued)

ii.	MTN (continued)

MTN Syariah Ijarah I Telkom Year 2018 (continued)

Based on Agreement of Issuance and Appointment of Monitoring Agents of MTN Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp742 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and KSEI as the Payment Agent and the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of March 31, 2021, the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy (Triple A Syariah).

According to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of March 31, 2021, the Company has complied with the above-mentioned ratios.

c.	Bank loans

		March 31, 2021		December 31, 2020
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	7,429	-	7,958
Bank Mandiri	Rp	-	6,595	-	6,203
BRI	Rp	-	2,709	-	2,822
BNI Syariah	Rp	-	41	-	43
Sub-total			16,774		17,026
Third parties
BCA	Rp	-	5,337	-	3,145
MUFG Bank	Rp	-	2,554	-	2,596
Syndication of banks	Rp	-	1,500	-	1,326
	US$	27	392	30	427
Bank DBS	Rp	-	1,324	-	1,378
Bank Permata	Rp	-	1,256	-	757
UOB Singapore	US$	27	386	31	437
ANZ	Rp	-	352	-	374
Bank CIMB Niaga	Rp	-	272	-	307
HSBC	Rp	-	214	-	214
BTPN	Rp	-	158	-	173
PT Bank ICBC Indonesia ("ICBC")	Rp	-	102	-	113
Others (each below Rp75 billion)	MYR	11	40	12	41
Sub-total			13,887		11,288
Total			30,661		28,314
Unamortized debt issuance cost			(86)		(85)
			30,575		28,229
Current maturities (Note 19b)			(6,713)		(7,648)
Long-term portion			23,862		20,581

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20. LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of March 31, 2021 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2018	GSD	Rp	182	15	2018 - 2021	Monthly	8.75%	Trade receivables
2013 - 2019	The Company, GSD, TLT, Sigma, Dayamitra	Rp	9,752	433	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25% - 2.50%; 3 months JIBOR + 1.70% - 2.25%	Trade receivables, inventory, and property and equipment and all assets
Bank Mandiri
2017 - 2018	The Company, Balebat	Rp	680	66	2018 - 2024	Monthly, Quarterly	8.50% - 9.00%	Trade receivables, inventory, and property and equipment
2017 - 2021	The Company, GSD, Dayamitra, Telkomsel[a]	Rp	7,738	1,143	2019 - 2028	Quarterly	3 months JIBOR + 0.60% - 2.25%	Property and equipment
BRI
2017 - 2019	The Company, Dayamitra, GSD	Rp	3,253	114	2019 - 2026	Quarterly	3 months JIBOR + 1.70% - 2.00%	Property and equipment and all assets
BCA
2017 - 2020	The Company, Metra, Dayamitra, Telkom Infratel, PST	Rp	7,981	88	2017 - 2027	Quarterly	3 months JIBOR + 1.50% - 2.25%	Property and equipment
MUFG Bank
2016 - 2021	GSD, Metra, Dayamitra	Rp	3,700	42	2016 - 2028	Quarterly	3 months JIBOR + 1.43% - 2.35%	Property and equipment
Syndication of banks
2015 - 2020	The Company, GSD, Dayamitra	Rp	4,000	250	2016 - 2027	Quarterly	3 months JIBOR + 2.00% - 2.75%	Property and equipment and all assets
2018	TII	US$	0.09	0.01	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None
DBS
2017 - 2020	PINS, Dayamitra, Telkomsat	Rp	1,830	54	2018 - 2027	Quarterly	3 months JIBOR + 1.50% - 2.45%	Property and equipment
Bank Permata
2020	Nutech	Rp	7	0.1	2020 - 2027	Monthly	9.25%	Property and equipment
2020 - 2021	Dayamitra	Rp	1,250	-	2021 - 2028	Quarterly	3 months JIBOR + 1.50% - 2.40%	Property and equipment
UOB Singapore
2016	TII	US$	0.049	0.005	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015 - 2020	GSD, PINS	Rp	500	22	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	Property and equipment

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of March 31, 2021 is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
Bank CIMB
Niaga
2017 - 2019	GSD, Metra	Rp	695	35	2018 - 2024	Quarterly	3 months JIBOR + 1.425% - 1.50%	None
HSBC
2020	Telkomsat	Rp	214	-	31 Desember 2021	Annually	12 months JIBOR + 0.8%	None
BTPN
2017 - 2020	GSD, Metra, Dayamitra, TII, Admedika	Rp	589	26	2018 - 2025	Quarterly	3 months JIBOR + 1.435% - 2.00%	None
ICBC
2017	GSD	Rp	272	11	2017 - 2024	Quarterly	3 months JIBOR + 2.36%	Trade receivables and property and equipment

*  In original currency

** Refer to Note 5, note 7, and Note 12 for details of trade receivables, inventories, and property and equipment pledged as collateral.

[a]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of March 31, 2021, Telkomsel has complied with the above covenants.

On March 13, 2015, the Company, GSD, Metra, and Infomedia entered into several credit facilities agreements with BTPN, MUFG Bank, ANZ, and syndication of banks (BCA and BNI) with total facilities amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into BTPN and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS withdrawn the facility amounted to Rp200 billion.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD, and TII entered several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively.

On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank, BTPN, Bank DBS, Bank CIMB Niaga, and BCA with total facilities amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement replaced PINS.

On February 26, 2018, the Company and TII entered into a credit agreements with Bank Mandiri with total facilities amounting to Rp775 billion, respectively.

On March 27, 2018 and May 23, 2019, the Company and Dayamitra entered into several credit agreements with MUFG Bank and BRI Bank with total facilities amounting to Rp800 billion and Rp200 billion, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

On January 15, 2019, the Company, Infomedia, TII, Telkom Infratel, Telkomsat, and Sigma entered into a credit agreements with BTPN with total facilities amounting to Rp628 billion. As of March 31, 2021, the unused facility for BTPN amounted to Rp538 billion.

On June 19, 2019, the Company and Dayamitra entered into a credit agreement with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of March 31, 2021,all facilities had been used.

On August 18, 2020, the Company entered into a credit agreements with BCA with total facilities amounting to Rp4,000 billion. As of March 31, 2021, the unused facility for BCA amounted to Rp2,000 billion.

On November 16, 2020, The Company, Dayamitra, and GSD entered into a credit agreement amendments with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of March 31, 2021, all facilities had been used.

On December 4, 2020, The Company and Admedika entered into a credit agreement with BTPN with total facilities amounting to Rp1,500 billion. As of March 31, 2021, the unused facility for BTPN amounted to Rp1,490 billion.

On December 11, 2020, The Company, PINS, and GSD entered into a credit agreement amendments with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion, respectively. As of March 31, 2021, the unused facility for Bank CIMB Niaga amounted to Rp908 billion.

On January 18, 2021, the Company entered into a credit agreements with BRI with total facilities amounting to Rp1,000 billion. As of March 31, 2021, the facilities has not been used.

On January 28, 2021, the Company entered into a credit syndication agreements with with Bank Mandiri and BNI with total facilities amounting to Rp2,500 billion, respectively. As of March 31, 2021, the facilities has not been used.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of March 31, 2020, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2020, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Sigma, Telkom Infratel, and GSD. The waivers BNI, HSBC, BCA, Bank Mandiri, and ICBC were received on December 28, 2020, December 29, 2020, and December 31, 2020.

The credit facilities were obtained by the Group for working capital purposes.

d.	Other borrowing

		Outstanding
Lenders	Currency	March 31, 2021	December 31, 2020
PT Sarana Multi Infrastruktur	Rp	3,241	3,652
Unamortized debt issuance cost		(7)	(7)
Total		3,234	3,645
Current maturities (Note 19b)		(1,028)	(1,040)
Long-term portion		2,206	2,605

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowing (continued)

Other significant information relating to other borrowing as of March 31, 2021 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	-	Semi-annually (2019-2023)	3 months JIBOR + 1.75%	None
March 29, 2019	The Company	Rp	2,836	350	Quarterly (2020-2024)	8.49%	None
October 12, 2016	Dayamitra	Rp	700	50	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2017	Dayamitra	Rp	600	-	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2019	Telkomsat	Rp	164	12	Semi-annually (2020-2024)	8.49%	None

Under the agreement, The Company, Dayamitra, and Telkomsat is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1, except Dayamitra should not exceed 5:1.
(b)	Net debt to EBITDA ratio should not exceed 4:1.
(c)	Minimal debt service coverage at least 125%, except Dayamitra is at least 100%

As of March 31, 2021, The Company, Dayamitra, and Telkomsat has complied with the above-mentioned ratios.

On June 15, 2020, The Company, Telkomsat, and Telkom Infratel  entered into a credit agreement amendments with PT Sarana Multi Infrastruktur amounting to Rp2,836 billion, Rp164 billion, and RpNil, respectively. As of March 31, 2021, the unused facility for PT Sarana Multi Infrastruktur amounted to Rp36 billion.

21.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	March 31, 2021	December 31, 2020
Non-controlling interests in net assets of subsidiaries:
Telkomsel	18,861	17,879
GSD	231	232
Metra	139	135
Others	34	116
Total	19,265	18,362

	2020	2019
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	2,382	2,452
GSD	(2)	(4)
Metra	(2)	(4)
Others	(5)	(5)
Total	2,373	2,439

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.	NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary

As of March 31, 2021 and December 31, 2020  the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statement of financial position

	March 31, 2021	December 31, 2020
Current assets	25,507	19,488
Non-current assets	82,089	84,164
Current liabilities	(31,339)	(28,997)
Non-current liabilities	(22,446)	(23,568)
Total equity	53,811	51,087
Attributable to:
Equity holders of parent company	34,950	33,208
Non-controlling interest	18,861	17,879

Summarized statements of profit or loss and other comprehensive income

	2021	2020
Revenues	21,215	22,424
Operating expenses	(13,744)	(13,276)
Other income (expense) - net	889	(269)
Profit before income tax	8,360	8,879
Income tax expense - net	(1,636)	(1,823)
Profit for year from continuing operations	6,724	7,056
Other comprehensive income (loss) - net	-	-
Net comprehensive income for the year	6,724	7,056

Attributable to non-controlling interest	2,382	2,469
Dividend paid to non-controlling interest	1,400	-

Summarized statements of cash flows

	2021	2020
Operating activities	12,911	12,451
Investing activities	(871)	(1,719)
Financing activities	(4,958)	(5,804)
Net increase in cash and cash equivalents	7,082	4,928

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

22.CAPITAL STOCK

	March 31, 2021
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,816,112,680	3.85	191
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Dian Rachmawan	120,222	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	43,642,080,683	44.06	2,182
Total	99,062,216,600	100.00	4,953

	December 31, 2020
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,839,380,280	3.88	192
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Dian Rachmawan	120,222	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	43,618,813,083	44.03	2,181
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

23.	OTHER EQUITY

	March 31, 2021	December 31, 2020
Translation adjustment	676	583
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	5	5
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	37	37
Total	467	374

24.  REVENUES

2021	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues	3,854	238	187	72	-	4,351
Interconnection revenues	103	-	-	1,723	-	1,826
Data, internet, and information
technology service revenues
Cellular internet and data	15,530	-	-	-	-	15,530
Internet, data communication, and
information technology services	-	-	1,593	493	-	2,086
SMS	894	-	8	-	-	902
Others	-	-	396	192	41	629
Total data, internet, and information
technology service revenues	16,424	-	1,997	685	41	19,147
Network revenues	1	-	187	168	-	356
Indihome revenues	-	5,721	626	-	-	6,347
Other services
Manage service and terminal	-	-	445	-	-	445
Call center service	-	-	184	19	-	203
E-health	-	-	146	-	-	146
E-payment	-	-	109	-	5	114
Others	-	20	216	81	93	410
Total other services	-	20	1,100	100	98	1,318
Total revenues from
contract with customer	20,382	5,979	4,097	2,748	139	33,345
Revenues from lessor transactions	-	-	-	600	-	600
Total revenues	20,382	5,979	4,097	3,348	139	33,945
Adjustments and eliminations	-	(6)	5	(1)	(92)
Total external revenues as reported in
note operating segment	20,382	5,973	4,102	3,347	47

2020	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues	5,073	290	245	77	-	5,685
Interconnection revenues	129	-	-	1,922	-	2,051
Data, internet, and information
technology service revenues
Cellular internet and data	15,120	-	-	-	-	15,120
Internet, data communication, and
information technology services	-	4	1,941	380	-	2,325
SMS	1,250	-	110	-	-	1,360
Others	-	-	229	115	58	402
Total data, internet, and information
technology service revenues	16,370	4	2,280	495	58	19,207
Network revenues	1	-	202	236	-	439
Indihome revenues	-	4,473	604	-	-	5,077
Other services
Manage service and terminal	-	-	279	-	-	279
Call center service	-	-	163	22	-	185
E-health	-	-	140	-	-	140
E-payment	-	-	100	-	3	103
Others	-	7	328	81	99	515
Total other services	-	7	1,010	103	102	1,222
Total revenues from
contract with customer	21,573	4,774	4,341	2,833	160	33,681
Revenues from lessor transactions	-	-	-	513	-	513
Total revenues	21,573	4,774	4,341	3,346	160	34,194
Adjustments and eliminations	-	(2)	(17)	13	(96)
Total external revenues as reported in
note operating segment	21,573	4,772	4,324	3,359	64

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

24.  REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of March 31, 2021 will be recognised as revenue during the next reporting periods. Unsatisfied performance obligations as of March 31, 2021, which management expect to be realised within one year is Rp8,133 billion, and more than one year Rp4,582 billion.

The Group entered into non-cancelable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranted on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the year ended March 31, 2021.

Refer to Note 33 for details of related parties transactions.

25.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2021	2020
Salaries and related benefits	2,015	1,992
Vacation pay, incentives, and other benefits	983	1,026
Periodic pension benefit cost (Note 31)	331	262
Net periodic post-employment health care
benefit cost (Note 31)	78	71
LSA expense (Note 32)	43	43
Obligation under the Labor Law (Note 31)	34	40
Other post-employment benefit cost (Note 31)	6	6
Long service employee benefit cost (Note 31)	1	-
Others	9	11
Total	3,500	3,451

Refer to Note 33 for details of related parties transactions.

26.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2021	2020
Operation and maintenance	4,746	4,583
Radio frequency usage charges (Note 36c.i)	1,454	1,450
Leased lines and CPE	935	810
Concession fees and USO charges	601	603
Electricity, gas, and water	257	270
Cost of SIM cards and vouchers (Note 7)	120	121
Insurance	113	98
Project management	111	133
Vehicles rental and supporting facilities	72	96
Cost of sales of peripherals (Note 7)	14	2
Tower leases	-	3
Others (each below Rp75 billion)	29	83
Total	8,452	8,252

Refer to Note 33 for details of related parties transactions.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27. GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2021	2020
Allowance for expected credit losses	516	697
General expenses	349	332
Professional fees	102	190
Travelling	63	91
Training, education, and recruitment	45	126
Others (each below Rp75 billion)	218	136
Total	1,293	1,572

Refer to Note 33 for details of related parties transactions.

28.TAXATION

a.Prepaid taxes

	March 31, 2021	December 31, 2020
The Company:
Income Tax
Income tax corporate	-	363
Article 22 - Withholding tax on goods delivery
and imports	2	2
Article 23 - Withholding tax on service delivery	124	124
VAT	601	787
Subsidiaries:
Income tax
Income tax corporate	21	420
Article 4 (2) - Final tax	93	6
Article 22 - Withholding tax on goods delivery
and imports	4	-
Article 23 - Withholding tax on service delivery	119	-
VAT	2,500	2,255
Total prepaid taxes	3,464	3,957
Current portion	(2,863)	(3,170)
Non-current portion (Note 14)	601	787

b.Claims for tax refund

	March 31, 2021	December 31, 2020
The Company
Income tax corporate	-	102
VAT	1,450	428
Subsidiaries
Income Tax
Income tax corporate	933	933
Income tax article 23 - Withholding tax on
services delivery	17	17
VAT	601	756
Total claims for tax refund	3,001	2,236
Current portion	(745)	(854)
Non-current portion (Note 14)	2,256	1,382

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

c.	Taxes payable

	March 31, 2021	December 31, 2020
The Company:
Income taxes
Article 4 (2) - Final tax	26	53
Article 21 - Individual income tax	94	119
Article 22 - Withholding tax on goods delivery
and imports	7	5
Article 23 - Withholding tax on services	27	21
Article 25 - Installment of corporate income tax	22	-
Article 26 - Withholding tax on non-resident
income	2	7
Article 29 - Corporate income tax	929	814
VAT	705	-
VAT - Tax collector	251	490
	2,063	1,509
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	146	136
Article 21 - Individual income tax	182	176
Article 22 - Withholding tax on goods delivery
and imports	4	4
Article 23 - Withholding tax on services	14	55
Article 25 - Installment of corporate income tax	422	3
Article 26 - Withholding tax on non-resident
income	65	7
Article 29 - Corporate income tax	868	474
VAT	804	349
	2,505	1,204
Total taxes payable	4,568	2,713

d. The components of consolidated income tax expense (benefit) are as follows:

	2021	2020
Current
The Company	572	600
Subsidiaries	1,671	2,231
	2,243	2,831
Deferred
The Company	27	38
Subsidiaries	159	(246)
	186	(208)
Net income tax expense	2,429	2,623

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

d. The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the three months period ended March 31, 2021 and 2020 are as follows:

	2021	2020
Profit before income tax consolidation	10,816	10,924
Add back consolidation eliminations	8,224	5,372
Consolidated profit before income tax and eliminations	19,040	16,296
Less: profit before income tax of the subsidiaries	(11,192)	(9,721)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	7,848	6,575
Less: income subject to final tax	(68)	(104)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	7,780	6,471
Temporary differences:
Provision for impairment of receivables	12	365
Provision for employee benefits	132	248
Deferred installation fee	52	41
Difference between book value of accounting
and tax property equipment	(208)	(70)
Net periodic pension and other post-employment
benefits costs	(10)	(58)
Finance leases	(1)	(12)
Others	92	242
Net temporary differences	69	756
Permanent differences:
Net periodic post-retirement health care benefit costs	78	71
Employee benefits	45	44
Donations	60	39
Equity in net income of associates and subsidiaries	(5,088)	(4,322)
Others	33	33
Net permanent differences	(4,872)	(4,135)
Taxable income of the Company	2,977	3,092
Current corporate income tax expense	566	587
Final income tax expense	6	13
Total current income tax expense of the Company	572	600
Current income tax expense of the subsidiaries	1,671	2,231
Total current income tax expense	2,243	2,831

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2021	2020
Profit before income tax consolidation	10,816	10,924
(Less): consolidated income subject to final tax - net	(2,194)	(513)
	8,622	10,411

Income tax expense calculated at the Company’s
applicable statutory tax rate	1,638	1,979
Difference in applicable statutory tax rate for	215	250
subsidiaries
Non-deductible expenses	155	196
Final income tax expense	6	13
Unrecognized deferred tax	-	10
Others	415	175
Net income tax expense	2,429	2,623

Tax Law No. 36/2008 with implementing rules under Government Regulation No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one fiscal year.

In March 2020, the Government issued Government Regulation in lieu of Law No.1/2020 concerning State Financial Policy and Financial System Stability for Handling Corona Virus Disease 2019 (COVID-19) and / or in the Context of Facing Threats that Harm National Economy and / or Financial System Stability, which has been stipulated into Law No.2/2020, governing the adjustments to the tax rates of domestic corporate taxpayers and permanent establishments, to 22% for fiscal years 2020 and 2021, and 20% for fiscal years 2022. Furthermore, the Government issues Government Regulations ("PP") No. 30/2020 concerning Reduction of Income Tax Rates for Domestic Taxpayers in the form of a Public Company, which regulates the tax rate of 3% lower for domestic taxpayers in the form of publicly listed companies whose shares are listed and traded on the IDX with a minimum of 40% of the total all shares subscribed by the company and such shares are owned by at least 300 shareholders, where the ownership of each may not exceed 5%. These requirements must be fulfilled by companies that listed their shares on the stock exchange in a minimum of 183 calendar days within one fiscal year, and the fulfillment of the requirements referred to is carried out by the Public Company Taxpayer by submitting a report to the Directorate General of Taxes. The Company has met all of the required criteria; therefore, for the purpose of calculating current income tax expense and liabilities for the three months period ended March 31, 2021 and the year ended December 31, 2020, the Company has reduced the applicable tax rate by 3%.

The Company applied the tax rate of 19% for the three months period ended March 31, 2021 and for the year ended December 31, 2020. The subsidiaries applied the tax rate of 22% for the three months period ended March 31, 2021 and for the year ended December 31, 2020.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

d.The components of income tax expense (benefit) are as follows (continued):

The  Company  will  submit  the  above  taxable income and current income tax expense computation  in  its  income  tax  return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2021 that will be reported to the  tax  office  based  on  prevailing  regulations.

e.Tax assessment

(i)	The Company

Income tax and VAT fiscal year 2012

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4 (2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion), and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

On March 1, 2017 and May 9, 2017, the Company received the decision letter from Tax Authorities for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). Based on the decision letter, the Company decided to accept the decision from Tax Authorities. On October 19, 2017, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities has decreased the Company’s underpayment for corporate income tax and increased of the Company’s underpayment for withholding tax article 21, final withholding tax article 21, withholding tax article 23, withholding tax article 4 (2), and withholding tax article 26. Based on decision letter, the Company was liable for underpayment of withholding tax article 21 amounting to Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4 (2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion), and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued decision letter on Company’s objection, wherein the Tax Authorities has decreased and increased the Company’s underpayment of VAT for the fiscal period January to December 2012 amounting to Rp429.3 billion (including penalty of Rp141.2 billion).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2012 (continued)

On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. In September 2018, the Tax Authorities issued the revision of decision letter on Company’s objection, wherein the Tax Authorities has decreased the Company’s underpayment of VAT for fiscal period March, April, September, and December 2012 amounting to Rp9.9 billion (including penalty of Rp3.2 billion). Therefore, as of December 31, 2018, the underpayment of VAT fiscal period January to December 2012 amounting to Rp419.4 billion (including penalty of Rp138 billion).

On December 16, 2019, the Company received the Tax Court’s verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company’s request regarding withholding tax. Therefore, the amount should be paid by the Company for withholding tax article 21 amounting to Rp52.4 milion (including penalty of Rp17 million), withholding tax article 23 amounting to Rp1.4 billion (including penalty of Rp 0.4 billion), withholding tax article 26 amounting to Rp802.6 million (including penalty of Rp260.3 million), and withholding tax article 4 (2) amounting to Rp1.3 million (including penalty of Rp0.4 million). Regarding appeal request for final withholding tax article 21, the Tax Court granted all the Company’s appeal. Furthermore, the Tax Court granted the several Company’s appeal regarding corporate income tax and VAT. Therefore, the amount should be paid by the Company for corporate income tax amounting to Rp29.6 billion (including penalty of Rp9.6 billion) and VAT amounting to Rp51.1 billion (including penalty of Rp17.5 billion). The Company has received appeal decision and agreed to pay underpayment of withholding tax article 21, 23, 26, 4(2), corporate income tax and VAT.

In February, 2020, the Company received tax refund amounting to Rp115.7 billion regarding VAT for fiscal period December 2012, and Rp46.8 billion was compensated for the January to November 2012 tax return SKPKB.

In April 2020, the Company filed an application for reduction or cancellation of incorrect STP of VAT for fiscal period January to December 2012. The company filed a request for reduction in STP by recalculating it based on the decision on appeal, so that the value of the STP, which was originally Rp37.5 billion, became Rp5.8 billion. In June 2020, the Tax Court granted Company’s request. In July 2020, the Company received tax refund amounting to Rp31.7 billion and Rp20.9 million which compensated with STP PPh Article 21 from several Tax Offices (KPP).

On July 6, 2020, the Company received a notification from Tax Court that Tax Authorities filed a judicial review for all Tax Court Decisions. On July 30, 2020, in response to the judicial review from Tax Authorities, the Company filed a contra memorandum for all 2012 desicions to SC.

As of December 2020, the SC has announced judicial review result of all withholding tax disputes, corporate income tax and some VAT disputes for tax period January to December 2012 except for the VAT for tax period January, March, May and October 2012. In the results of the decision, the SC rejected all of the judicial review proposed by the DGT, except for dispute of withholding tax article 21, the decision is given NO (Niet Ontvankelijke Verklaard).

In February and March 2021, the Company received the results of the decision on the review process of the VAT dispute over the March and October 2012 tax periods.

As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company has received all decisions with permanent legal force from the SC except for some dispute that describe in the previous paragraph.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2012 (continued)

In the period of preparation of these consolidated financial statements, the Company has received and paid the STP for the implementation of the appeal decision. Administrative sanctions to be paid of Income Tax Article 21 amounting to Rp52.4 million, Article 23 amounting to Rp1.4 billion, Article 26 amounting to Rp491.1 million, Final Income Tax amounting to Rp1.3 million, Corporate Income Tax amounting to Rp29.0 billion and VAT for the January to December 2012 tax period amounting to Rp46.8 billion.

Income tax and VAT fiscal year 2015

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2015.

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion).

The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion.

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities has decreased the Company’s underpayment and granted all the Company’s objection. The Company has agreed with the Tax Authorities’s decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and has been charged in the 2018 consolidated statements of profit or loss and other comprehensive income. On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal.

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax  refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities’s judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company did not received verdict from the SC.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2015 (continued)

In accordance with taxation law, for all withholding income tax and VAT except corporate income tax has passed tax assessment period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

Income tax and VAT fiscal year 2016

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal periods January to December 2016.

On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp556.7 million (including penalty of Rp180.5 million) and SKPLB of VAT amounting to Rp922.7 billion. The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment, underpayment of withholding tax article 26 amounting to Rp557 million, and correction of VAT In amounting to Rp10.5 billion, STP for VAT on tax collected amounting to Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion, and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the 2018 consolidated statements of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million, and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151.7 billion and STP for VAT amounting to Rp30.3 billion.

On March 11 and May 27, 2019, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities granted all objections from the Company and increased the amount of overpayment for the fiscal period January to December 2016. In April and July 2019, the Company received tax refund amounting to Rp151.7 billion and amounting to Rp1.9 million has been compensated to withholding tax article 21 for several fiscal periods. Therefore all tax liabilities for fiscal year 2016 considered final and has permanent legal force.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax fiscal year 2018

On February 17, 2020, the Tax Authorities issued a Field Tax Audit Notification Letter for January to December 2018. On February 25, 2020, the Company has received an introductory return for VAT refunds for the January to December 2018 tax period amounting to Rp979.1 billion and Rp30.3 billion which have been compensated to the SKPKB corporate income tax and withholding income tax for fiscal year 2012. On December 16, 2020, the Company received SKP and STP as result of tax audit 2018. DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion. The Company agreed to receive tax audit correction of corporate income tax amounting Rp1.1 billion, underpayment of withholding tax article 21 amounting to Rp1.9 billion, underpayment of withholding tax article 23 amounting to Rp4 million, VAT tax credit amounting to Rp4.8 billion, STP of VAT WAPU amounting Rp1.2 billion, underpayment of VAT WAPU amounting to Rp15.17 billion. The corrections that have been approved have been charged to the 2020 profit or loss income statement.

The company did not approve the correction from tax auditor who imposes VAT on the transaction of submitting the space segment component (asset in constructive) of the Satelit Merah Putih to Telkomsat. In March 2021, the Company has submitted a tax objection letter to the Tax Authority for the correction of the tax examiner. As of the issuance date of these consolidated financial statements, the tax objection process is still ongoing and the Company has received all refunds of the tax excess on Corporate Income Tax and VAT.

(ii)Telkomsel

Income tax and VAT fiscal year 2011

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax amounting to Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).

On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases of Rp1.2 billion in favor of Telkomsel. Subsequently, Telkomsel received the tax refund in March and June 2017. On March 2, 2017, Telkomsel received the Tax Court’s verdict for the underpayment of corporate income tax which partially accepted Telkomel’s appeal amounting to Rp247.6 billion and recorded the amount as part of claim for tax refund. On August 31, 2017, Telkomsel received the tax refund. In July and October 2017, Telkomsel received notification that the Tax Authorities had filed a judicial review to the SC for corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August and November 2017.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28. TAXATION (continued)

e.Tax assessments (continued)

(ii)Telkomsel (continued)

Income tax and VAT fiscal year 2011 (continued)

As of December 31, 2019, Telkomsel has received partial official verdicts from the SC which rejected the Tax Authorities’ judicial review for VAT case amounting to Rp1.1 billion. On October 17, 2019, Telkomsel filed a letter to Tax Court requesting the remaining official verdicts regarding VAT which have been announced by SC in favor of Telkomsel.

In October 2019, Telkomsel has received the official verdicts from the SC which rejected the Tax Authorities’ judicial review for corporate income tax amounting to Rp62 billion. On January 24, 2020, the Company received the remaining official decision from the SC which rejected the Tax Authority's request regarding the 2011 VAT Case amounting to Rp0.1 billion.

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion.

On July 15 and July 22, 2020, Telkomsel received an objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. On August 27, 2020 Telkomsel received partially the tax refund Rp27.2 billion.

On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT. As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount. The amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion.

On July 13, 2020, Telkomsel received an objection decision letter from Tax Authorities that rejected all Company’s objection.

On September 28, 2020, the Company filed an appeal to the Tax Court for the 2015 CIT, WHT, and VAT. As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process.

Income tax and VAT fiscal year 2018

On February 20, 2020, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2018. As of the date of approval and authorization for issuance of these financial statements, the tax audit still in process.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			Credited to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	March 31,
	2020	or loss	income	reclassification	2021
The Company
Deferred tax assets:
Provision for impairment of receivables	824	(2)	-	-	822
Net periodic pension and other
post-employment benefit costs	1,204	(13)	-	-	1,191
Difference between accounting and tax
bases of property and equipment	414	(60)	-	-	354
Provision for employee benefits	277	25	-	-	302
Deferred installation fee	119	10			129
Land rights, intangible assets and others	23	(1)	-	-	22
Accrued expenses and provision for
inventory obsolescence	72	9	-	-	81
Total deferred tax assets	2,933	(32)	-	-	2,901
Deferred tax liabilities:
Valuation of long-term investment	-	-	-	-	-
Finance leases	(3)	-	-	-	(3)
Capitalization of contract cost	(90)	5	-	-	(85)
Total deferred tax liabilities	(93)	5	-	-	(88)

Deferred tax assets of the Company - net	2,840	(27)	-	-	2,813
Deferred tax assets of the other
subsidiaries - net	507	213	-	-	720
Total deferred tax asset - net	3,347	186	-	-	3,533

Telkomsel
Deferred tax assets:
Provision for employee benefits	1,079	13	-	-	1,092
Provision for impairment of receivables	282	21	-	-	303
Contract liabilities	-	-	-	-	-
Other financial instrument	575	(362)	-	-	213
Total deferred tax assets	1,936	(328)	-	-	1,608
Deferred tax liabilities:
Finance leases	1	-	-	-	1
Difference between accounting and tax
bases of property and equipment	(1,523)	(33)	-	-	(1,556)
License amortization	(124)	3	-	-	(121)
Contract cost	-	-	-	-	-
Other financial instrument	(70)	-	-	-	(70)
Total deferred tax liabilities	(1,716)	(30)	-	-	(1,746)

Deferred tax (liabilities) assets of
Telkomsel - net	220	(358)	-	-	(138)
Deferred tax liabilities of the other
subsidiaries - net	(550)	(4)	-	-	(554)
Total deferred tax liabilities - net	(330)	(362)	-	-	(692)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

		Effect of adoption			Credited to
		of new		(Charged)	other	Charged to
	December 31,	accounting	Changes of	credited to profit	comprehensive	equity and	December 31,
	2019	standards	tax rates	or loss	income	reclassification	2020
The Company
Deferred tax assets:
Provision for impairment of receivables	760	16	(126)	174	-	-	824
Net periodic pension and other
post-employment benefit costs	837	-	(158)	(21)	546	-	1,204
Difference between accounting and tax
bases of property and equipment	427	-	32	(45)	-	-	414
Provision for employee benefits	230	-	(12)	59	-	-	277
Deferred installation fee	92	-	(17)	44			119
Land rights, intangible assets and others	19	-	(1)	5	-	-	23
Accrued expenses and provision for
inventory obsolescence	75	-	(8)	5	-	-	72
Total deferred tax assets	2,440	16	(290)	221	546	-	2,933
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	1	10	-	-	-
Finance leases	(5)	-	1	1	-	-	(3)
Capitalization of contract cost	-	(135)	15	30	-	-	(90)
Total deferred tax liabilities	(16)	(135)	17	41	-	-	(93)

Telkomsel
Deferred tax assets:
Provision for employee benefits	865	-	(186)	102	298	-	1,079
Provision for impairment of receivables	259	44	(59)	38	-	-	282
Contract liabilities	-	9	(1)	(8)	-	-	-
Other financial instrument	-	191	(109)	493	-	-	575
Total deferred tax assets	1,124	244	(355)	625	298	-	1,936
Deferred tax liabilities:
Finance leases	(1,099)	1,100	-	-	-	-	1
Difference between accounting and tax
bases of property and equipment	(557)	(1,290)	446	(122)	-	-	(1,523)
License amortization	(151)	-	31	(4)	-	-	(124)
Contract cost	-	(27)	3	24	-	-	-
Other financial instrument	-	(5)	-	(65)	-	-	(70)
Total deferred tax liabilities	(1,807)	(222)	480	(167)	-	-	(1,716)

Deferred tax assets of the Company - net	2,424	(119)	(273)	262	546	-	2,840
Deferred tax (liabilities) assets of
Telkomsel - net	(683)	22	125	458	298	-	220
Deferred tax assets of the other
subsidiaries - net	474	(2)	(57)	102	4	(3)	518
Deferred tax liabilities of the other
subsidiaries - net	(547)	7	(6)	(26)	11	-	(561)
Total deferred tax asset - net	2,215	(99)	(205)	822	848	(3)	3,578
Total deferred tax liabilities - net	(547)	7	(6)	(26)	11	-	(561)

As of March 31, 2021 and December 31, 2020, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp35,331 billion and Rp32,550 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.	Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation
No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. Furthermore, the company is also entitled to an incentive tax rate reduction by 3% because it meets the requirements in accordance with PP No.30 / 2020. Based on historical data, for the three months period ended March 31, 2021 and for the year ended December 31, 2020, the Company calculates the deferred tax using the tax rate of 19%.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

g.	Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the Directorate General of Taxes (”DGT”) may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 - PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 34/PMK.010/2017 dated March 1, 2017. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree No.KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No. 39/PMK.03/2018 dated April 12, 2018 as amended by PMK No. 117/PMK.03/2019 dated August 16, 2019, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

During the COVID-19 pandemic, the Government has updated its regulations governing tax incentives. In July 2020, the Minister of Finance of the Republic of Indonesia issued Regulation of the Minister of Finance No. 86 / PMK.03 / 2020 (“PMK-86/2020”) dated 16 July 2020 concerning Tax Incentives for Taxpayers Affected by the Corona Virus Disease 2019 Pandemic. In PMK-86/2020, the Government expanded the Mandatory Business Field Code (KLU) of Taxpayers who are entitled to take advantage of tax incentives and extend the incentive period until December 2020. Based on the list of KLU in the attachment PMK-86/2020, the Company KLU is included as the recipient of the incentive PPh 21 for Government Borne employees (DTP).

In February 2021, the Government issued Minister of Finance Regulation No. 9/PMK.03/2021 (“PMK-9/2021”). Through PMK-9/2021, the Government has extended the incentive period until the June 2021 tax period. Thus, from the July 2021 tax period until the issuance of these consolidated financial statements, the Company applies PPh 21 for DTP employees for employees who meet the terms and conditions as stipulated in PMK-86/2020 stdtd PMK-9/2021.

29. BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the periode attributable to owners of the parent company amounting to Rp6,014 billion and Rp5,862 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the periods ended March 31, 2021 and 2020, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp60.71 and Rp59.17 (in full amount) for the periods ended March 31, 2021 and 2020, respectively.

The Company does not have potentially dilutive financial investments for the periods ended March 31, 2021 and 2020.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 31 dated June 19, 2020 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2019 amounting to Rp11,197 billion (Rp113.04 per share) and Rp4,065 billion (Rp41.03 per share), respectively.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of March 31, 2021 and December 31, 2020 amounting to Rp15,337 billion, respectively.

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follow:

	Notes	March 31, 2021	December 31, 2020
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	5,668	5,557
The Company - unfunded	31a.i.b	890	962
Telkomsel	31a.ii	3,911	3,852
Others		-	1
Projected pension benefit obligations		10,469	10,372
Net periodic post-employment health care
benefit	31b	1,485	1,407
Other post-employment benefit	31c	355	367
Long service employee benefit	31d	15	53
Obligation under the Labor Law	31e	809	777
Total		13,133	12,976

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2021	2020
Pension benefit cost
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	173	123
Additional pension benefit obligation	31a.i.a.ii	-	-
The Company - unfunded	31a.i.b	18	29
Telkomsel	31a.ii	140	110
Total periodic pension benefit cost	25	331	262
Net periodic post-employment health care
benefit cost	25,31b	78	71
Other post-employment benefit cost	25,31c	6	6
Long service employee benefit cost	25,31d	1	-
Obligation under the Labor Law	25,31e	34	40
Total		450	379

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit cost

i.	The Company

a.	Funded pension plan

i.	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp62 billion and Rp205 billion, for the three months period ended March 31, 2021 and for the years ended December 31, 2020, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of March 31, 2021 and December 31, 2020, under the defined benefit pension plan:

	March 31, 2021	December 31, 2020
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	25,103	22,061
Charged to profit or loss:
Service costs	67	260
Interest costs	394	1,544
Pension plan participants’ contributions	6	27
Actuarial (gain) losses recognized in OCI	(635)	2,741
Pension benefits paid	(418)	(1,530)
Additional welfare benefits	-	80
Benefits paid by employer	-	(80)
Projected pension benefit obligations at
end of period	24,517	25,103

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

	March 31, 2021	December 31, 2020
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	19,546	19,723
Interest income	306	1,383
Return on plan assets (excluding amount
included in net interest expense)	(635)	(201)
Employer’s contributions	62	205
Pension plan participants’ contributions	6	27
Pension benefits paid	(418)	(1,530)
Plan administration cost	(18)	(61)
Fair value of pension plan assets at
end of period	18,849	19,546
Projected pension benefit obligations at
end of period	5,668	5,557

As of March 31, 2021 and December 31, 2020, plan assets consist of:

	March 31, 2021		December 31, 2020
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	530	-	426	-
Equity instruments:
Finance	1,430	-	2,340	-
Consumer goods	798	-	21	-
Infrastructure, utilities and transportation	579	-	540	-
Trading, service and investment	303	-	336	-
Construction, property and real estate	302	-	303	-
Mining	215	-	229	-
Basic industry and chemical	194	-	290	-
Agriculture	45	-	62	-
Miscellaneous industries	215	-	246	-
Equity-based mutual fund	510	-	678	-
Fixed income instruments:
Corporate bonds	-	6,147	-	6,208
Government bonds	6,582	-	6,821	-
Mutual funds	162	-	181	-
Non-public equity:
Direct placement	-	342	-	342
Property	-	183	-	185
Others	-	311	-	338
Total	11,865	6,983	12,473	7,073

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp358 billion and Rp338 billion, representing 1.90% and 1.73% of total plan assets as of March 31, 2021 and December 31, 2020, respectively, and bonds issued by the Company with fair value totalling to Rp344 billion and Rp352 billion representing 1.82% and 1.80% of total plan assets as of March 31, 2021 and December 31, 2020, respectively.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(379) billion and Rp1,121 billion for the three months period ended March 31, 2021 and for the years ended December 31, 2020, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of March 31, 2021, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2021.

In 2020, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp80 billion.

The movement at the projected pension benefit obligations for the three months period ended March 31, 2021 and for the years ended December 31, 2020 are as follow:

	March 31, 2021	December 31, 2020
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	5,557	2,338
Net periodic pension benefit cost	173	562
Employer contribution	(62)	(205)
Actuarial (gain) losses recognized in OCI	(635)	2,741
Return on plan assets (excluding amount
included in net interest expense)	635	201
Benefits paid by employer	-	(80)
Projected pension benefit obligations at
end of period	5,668	5,557

The components of net periodic pension benefit cost for the three months period ended March 31, 2021 and 2020 are as follow:

	2021	2020
Service costs	67	65
Plan administration cost	18	18
Net interest cost	88	40
Net periodic pension benefit cost less
cost charged to subsidiaries	173	123

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31. PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

Amounts recognized in OCI for the three months period ended March 31, 2021 and 2020 are as follow :

	2021	2020
Actuarial gain recognized during the period	(635)	(2,292)
Return on plan assets (excluding amount
included in net interest expense)	635	2,292
Net	-	-

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2020 and 2019, with reports dated
April 8, 2021 and April 20, 2020, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Discount rate	6.50%	7.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2011

ii.	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

Program assets for Additional Benefit have been set aside since 2018 according to the Oversight Board’s approval. As of March 31, 2021, the additional benefits liabilities have been fully paid to the pension beneficiaries and no additional obligation was set aside due to the requirement for recognition of the additional benefits as mentioned above have not been met.

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp11 billion and Rp41 billion, for the three months period ended March 31, 2021 and for the years ended December 31, 2020, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

b.	Unfunded pension plan (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the three months period ended March 31, 2021 and for the years ended December 31, 2020:

	March 31, 2021	December 31, 2020
Unfunded projected pension benefit
obligations at beginning of year	962	1,479
Charged to profit or loss:
Service costs	6	28
Net Interest costs	12	89
Actuarial gain recognized in OCI	-	(89)
Benefits paid by employer	(90)	(545)
Unfunded projected pension benefit
obligations at end of period	890	962

The components of total periodic pension benefit cost for the three months period ended March 31, 2021 and 2020 are as follow :

	2021	2020
Service costs	6	7
Net interest costs	12	22
Total periodic pension benefit cost	18	29

Amounts recognized in OCI amounted to RpNil as of March 31, 2021 and 2020, respectively.

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2020 and 2019, with reports dated April 8, 2021 and April 20, 2020, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2020 and 2019 are as follow:

	2020	2019
Discount rate	5.25%-6.50%	6.50%-7.25%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2011

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

In 2020, Jiwasraya’s unfavorable financial condition negatively affected its ability to fulfill its obligation to Telkomsel. As a result, Jiwasraya and Telkomsel agreed to restructure Telkomsel’s pension plan by terminating the existing plan and establishing a new plan with the amount of insured benefits of Rp799 billion as of December 31, 2020.

As a part of Jiwasraya’s restructuring program, Indonesia Financial Group (“IFG”) was established by the Government of Indonesia to take over Jiwasraya’s plans with its customers. Once IFG is in operation, the new insured benefits mentioned above will be transferred to IFG by Jiwasraya and maintained in the form of a saving plan dedicated to fund Telkomsel’s post-employment benefits.

Telkomsel’s contributions to Jiwasraya for the three months period ended March 31, 2021 and for the years ended December 31, 2020 were Rp81 billion and Rp53 billion, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the three months period ended March 31, 2021 and for the years ended December 31, 2020, under Telkomsel’s defined benefit pension plan:

	March 31, 2021	December 31, 2020
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	4,651	3,738
Charged to profit or loss:
Service costs	78	245
Net interest costs	100	278
Actuarial losses recognized in OCI	-	1,585
Benefit paid	-	(50)
Final service costs	-	(1,145)
Projected pension benefit obligation at
end of period	4,829	4,651

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	799	1,529
Interest income	38	104
Return on plan assets (excluding amount
included in net interest expense)	-	31
Employer’s contributions	81	53
Benefit paid	-	(50)
Settlement loss	-	(868)
Fair value of pension plan assets at
end of period	918	799
Pension benefit obligation at
end of period	3,911	3,852

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.Telkomsel (continued)

Movements of the pension benefit obligation for the three months period ended March 31, 2021 and for the years ended December 31, 2020:

	March 31, 2021	December 31, 2020
Pension benefit obligation at beginning of year	3,852	2,209
Periodic pension benefit cost	140	142
Actuarial losses recognized in OCI	-	1,585
Return on plan assets (excluding amount included in
net interest expense)	-	(31)
Employer's contributions	(81)	(53)
Pension benefit obligation at end of period	3,911	3,852

The components of the periodic pension benefit cost for the three months period ended March 31, 2021 and 2020 are as follow:

	2021	2020
Service costs	78	66
Net interest costs	62	44
Total periodic pension benefit cost	140	110

Amounts recognized in OCI amounted to RpNil as of March 31, 2021 and 2020, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2020 and 2019, with reports dated March 3, 2021 and February 28, 2020 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2020 and 2019, are as follow:

	2020	2019
Discount rate	6.50%	7.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2011

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the three months period ended March 31, 2021 and for the years ended December 31, 2020.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	14,443	13,823
Charged to profit or loss:
Interest costs	239	1,083
Actuarial (gain) losses recognized in OCI	(556)	96
Post-employment health care benefits paid	(147)	(559)
Projected post-employment health care benefit
obligation at end of period	13,979	14,443
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	13,036	12,827
Interest income	215	1,004
Return on plan assets (excluding amount included in
net interest expense)	(556)	(62)
Post-employment health care benefits paid	(147)	(559)
Plan administration cost	(54)	(174)
Fair value of plan assets at end of period	12,494	13,036
Projected for post-employment health care benefit
obligation-net	1,485	1,407

As of March 31, 2021 and December 31, 2020, plan assets consists of:

	March 31, 2021		December 31, 2020
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	647	-	745	-
Equity instruments:
Finance industries	1,142	-	1,191	-
Manufacturing and consumer	796	-	799	-
Infrastructure and telecommunication	333	-	344	-
Construction	201	-	219	-
Mining	186	-	199	-
Wholesale	173	-	218	-
Other Industries:
Services	90	-	99	-
Biotechnology and pharma industry	92	-	96	-
Agriculture	35	-	45	-
Others	1	-	1	-
Equity-based mutual funds	500	-	519	-
Fixed income instruments:
Fixed income mutual funds	7,953	-	8,239	-
Unlisted shares:
Private placement	-	345	-	322
Total	12,149	345	12,714	322

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp254 billion and Rp246 billion, representing 2.03% and 1.88% of total plan assets as of March 31, 2021 and December 31, 2020, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(396) billion and Rp768 billion for the three months period ended March 31, 2021 and for the years ended December 31, 2020, respectively.

The movements of the projected post-employment health care benefit obligation for the three months period ended March 31, 2021 and for the years ended December 31, 2020 are as follow:

	March 31, 2021	December 31, 2020
Projected post-employment health care benefit
obligation at beginning of year	1,407	996
Net periodic post-employment health care benefit costs	78	253
Actuarial (gain) losses recognized in OCI	(556)	96
Return on plan assets (excluding amount included in
net interest expense)	556	62
Projected post-employment health care benefit
obligation at end of period	1,485	1,407

The components of net periodic post-employment health care benefit cost the three months period ended March 31, 2021 and 2020 are as follow:

	2021	2020
Plan administration costs	54	51
Net interest costs	24	20
Net periodic post-employment health care benefit cost	78	71

Amounts recognized in OCI for the three months period ended March 31, 2021 and 2020 are as follow:

	2021	2020
Actuarial (gain) losses recognized during the period	(556)	1,669
Return on plan assets (excluding amount
included in net interest expense)	556	(1,669)
Net	-	-

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2020 and 2019, with reports dated April 8, 2021 and April 20, 2020, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2020 and 2019 are as follow:

	2020	2019
Discount rate	6.75%	8.00%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2020	2019
Indonesian mortality table	2019	2011

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The movement of the unfunded projected other post-employment benefit obligations for the three months period ended March 31, 2021 and for the years ended December 31, 2020 are as follow:

	March 31, 2021	December 31, 2020
Projected other post-employment
benefit obligations at beginning of year	367	366
Charged to profit or loss:
Service costs	2	4
Net interest costs	4	19
Past service costs	-	58
Actuarial losses recognized in OCI	-	15
Benefits paid by employer	(18)	(95)
Projected other post-employment benefits
obligations at end of period	355	367

The components of the projected other post-employment benefit cost for the three months period ended March 31, 2021 and 2020 are as follow :

	2021	2020
Current service costs	2	1
Net interest costs	4	5
Projected other post-employment benefit cost	6	6

Amounts recognized in OCI amounted to RpNil as of March 31, 2021 and 2020, respectively.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2020 and 2019, with reports dated April 8, 2021 and April 20, 2020, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2020 and 2019, are as follow:

	2020	2019
Discount rate	5.00%	6.25%
Indonesian mortality table	2019	2011

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

d.	Long service employee benefits

The company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of March 31, 2021 and December 31, 2020 amounted to Rp15 billion and
Rp53 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion and RpNil for the three months period ended March 31, 2021 and 2020, respectively.

e.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of March 31, 2021 and December 31, 2020 amounted to Rp809 billion and
Rp777 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp34 billion and Rp40 billion for the three months period ended March 31, 2021 and 2020, respectively (Note 25).

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2021 and 2020 are as follow:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

March 31, 2021
Within next 10 years	18,496	-	970	3,795	5,502	400
Within 10-20 years	21,775	-	94	10,620	6,778	102
Within 20-30 years	19,869	-	77	8,203	5,575	78
Within 30-40 years	14,599	-	20	1,035	2,479	4
Within 40-50 years	3,278	-	-	-	398	-
Within 50-60 years	378	-	-	-	6	-
Within 60-70 years	23	-	-	-	-	-
Within 70-80 years	-	-	-	-	-	-

Weighted average
duration of DBO	10.48 years	10.48 years	5.76 years	11.00 years	15.14 years	7.21 years

December 31, 2020
Within next 10 years	18,913	-	1,061	3,795	5,649	417
Within 10-20 years	21,775	-	94	10,620	6,778	102
Within 20-30 years	19,869	-	77	8,203	5,575	78
Within 30-40 years	14,599	-	20	1,035	2,479	4
Within 40-50 years	3,278	-	-	-	398	-
Within 50-60 years	378	-	-	-	6	-
Within 60-70 years	23	-	-	-	-	-
Within 70-80 years	-	-	-	-	-	-

Weighted average
duration of DBO	10.48 years	10.48 years	5.76 years	11.00 years	15.14 years	7.21 years

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis

As of March 31, 2021 and December 31, 2020, 1% change in discount rate and rate of compensation would have effect on DBO, as follow:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
March 31, 2021
Funded:
Defined pension benefit obligation	(2,251)	2,690	1,692	(1,511)
Unfunded	(35)	27	29	(38)
Telkomsel	(489)	526	513	(481)
Post-employment health care benefits	(1,749)	2,264	2,176	(1,784)
Other post-employment benefits	(14)	16	-	-

December 31, 2020
Funded:
Defined pension benefit obligation	(2,305)	2,754	1,733	(1,547)
Unfunded	(36)	28	30	(39)
Telkomsel	(471)	507	494	(463)
Post-employment health care benefits	(1,807)	2,339	2,248	(1,844)
Other post-employment benefits	(15)	17	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

32.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp1,252 billion and Rp1,254 billion as of and March 31, 2021 and December 31, 2020, respectively. The related benefit costs charged to expense amounted Rp43 billion for the three months period ended March 31, 2021 and 2020, respectively (Note 25).

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Taspen (Persero) (“Taspen”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses, personal insurance expenses
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues, and electricity expenses
Bahana TCW	Entity under common control	Available-for-sale financial assets and bonds.
PT Sarana Multi Infrastruktur	Entity under common control	Other borrowing, finance costs
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, operation and maintenance expenses, purchase of property and equipment, construction services, and distribution of SIM card and pulse reload voucher
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of March 31, 2021 the Group recorded impairment loss from trade receivables of related party amounted to Rp113 billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties

	2021		2020
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	1	0.00	44	0.13
Entities under common control
Indosat	312	0.92	285	0.83
Pertamina	151	0,44	67	0.20
BNI	133	0.39	33	0.10
BRI	109	0.32	91	0.27
Others (each below Rp75 billion)	408	1.20	456	1.33
Sub-jumlah	1,113	3.27	932	2.73
Other related entities	50	0.15	21	0.06
Associated companies	6	0.02	12	0.04
Total	1,170	3.44	1,009	2.96

	2021		2020
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	711	3.17	326	1.46
Indosat	130	0.58	173	0.78
Jasindo	79	0.35	75	0.34
Others (each below Rp75 billion)	27	0.12	20	0.09
Sub-total	947	4.22	594	2.67
Other related entitas
Kopegtel	221	0.99	218	0.98
Kisel	140	0.62	26	0.12
Others (each below Rp75 billion)	63	0.28	56	0.25
Sub-total	424	1.89	300	1.35
Associated companies
Others (each below Rp75 billion)	85	0.38	42	0.19
Total	1,456	6.49	936	4.21

	2021		2020
		% of total		% of total
	Amount	finance income	Amount	finance income
Finane income
Entities under common control
State-owned banks	98	64.05	162	73.97
Total	98	64.05	162	73.97

	2021		2020
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance costs
Majority stockholder
Ministry of Finance	5	0.51	8	0.66
Entities under common control
State-owned banks	251	25.56	239	19.67
Sarana Multi Infrastruktur	69	7.03	76	6.26
Total	325	33.10	323	26.59

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2021		2020
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipments
Entities under common control	3	0.05	13	0.35
Other related entities	38	0.66	32	0.87
Total	41	0.71	45	1.22

	2021		2020
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Other related entities
Kisel	1,673	4.93	1,489	4.35
Gratika	90	0.27	103	0.30
Sub-total	1,763	5.20	1,592	4.65
Associated companies
Tiphone	207	0.61	1,073	3.14
Total	1,970	5.81	2,665	7.79

c.	Balances of accounts with related parties

	March 31, 2021		December 31, 2020
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	23,575	9.14	14,745	5.97
Other current financial
asset (Note 4)	1,059	0.41	1,108	0.45
Trade receivables - net
(Note 5)	1,473	0.57	1,644	0.67
Contract assets
Majority stockholder
Government	49	0.02	49	0.02
Entities under common control
Taspen	170	0.07	165	0.07
Others (each below Rp75 billion)	467	0.18	376	0.15
Sub-total	637	0.25	541	0.22
Associated companies	1	0.00	1	0.00
Other related entities	7	0.00	8	0.00
Total	694	0.27	599	0.24

Other current asset	140	0.05	209	0.08
Other non-current asset	60	0.02	29	0.01

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33. RELATED PARTIES TRANSACTIONS (continued)

d.	Balances of accounts with related parties (continued)

	March 31, 2021		December 31, 2020
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	25	0.02	1	0,00
Entities under common control
State-owned enterprises	187	0.14	337	0.27
Indosat	178	0.14	31	0.02
Others	8	0.01	17	0.01
Sub-total	373	0.29	385	0.30
Other related entities
Kopegtel	178	0.14	307	0.24
Others (each below Rp75 billion)	298	0.23	235	0.19
Sub-total	476	0.37	542	0.43
Total	874	0.68	928	0.73

Accrued expenses
Majority stockholder
Government	7	0.01	4	0.00
Entities under common control
State-owned enterprises	108	0.08	98	0.08
State-owned banks	49	0.04	40	0.03
Others	6	0.00	6	0.00
Sub-total	163	0.12	144	0.11
Other related entities	76	0.06	77	0.06
Total	246	0.19	225	0.17

Contract liabilities
Majority stockholder
Government	98	0.08	97	0.08
Entities under common control
State-owned enterprises	366	0.28	350	0.28
Others	2	0.00	3	0.00
Sub-total	368	0.28	353	0.28
Associated companies	1	0.00	1	0.00
Other related entities	5	0.00	5	0.00
Total	472	0.36	456	0,36

Customer deposits	19	0.01	19	0.02
Short-term bank loans
(Note 19)	5,673	4.37	3,797	3.01
Two-step loans (Note 20a)	521	0.40	568	0.45
Long-term bank loans
(Note 20c)	16,774	12.91	17,026	13.51
Other borrowings (Note 20d)	3,234	2.49	3,645	2.89

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

e.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 20a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance direct connection and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

On October 14, 2019, Dayamitra signed a SPA with Indosat related to the purchase of Indosat's towers. In addition, Dayamitra and Indosat also signed MTLA, which stipulated that Indosat agreed to lease back telecommunication towers that were acquired.

iii.	Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

e.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2021		2020
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	69	0.31%	85	0.38%
Board of Commissioners	29	0.13%	38	0.17%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

34.	OPERATING SEGMENT

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services and, mobile broadband. The consumer segment provides Indihome (bundled service of fixed wireline, pay TV and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. There is no operating segments have been agregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2021
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	20,382	5,973	4,102	3,347	47	33,851	94	33,945
Inter-segment revenues	831	215	4,826	4,134	488	10,494	(10,494)	-
Total segment revenues	21,213	6,188	8,928	7,481	535	44,345	(10,400)	33,945
Segment expenses	(13,791)	(4,310)	(9,367)	(5,259)	(477)	(33,204)	10,958	(22,246)
Segment results	7,422	1,878	(439)	2,222	58	11,141	558	11,699
Other information
Capital Expenditures	(2,189)	(1,275)	(908)	(1,357)	(1)	(5,730)	(3)	(5,733)
Depreciation and amortization	(4,311)	(1,060)	(848)	(1,022)	(7)	(7,248)	(38)	(7,286)
Provision recognized in
current period	(108)	(177)	(215)	(5)	(3)	(508)	(8)	(516)

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	OPERATING SEGMENT (continued)

	2020
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	21,573	4,772	4,324	3,359	64	34,092	102	34,194
Inter-segment revenues	862	163	4,023	4,261	276	9,585	(9,585)	-
Total segment revenues	22,435	4,935	8,347	7,620	340	43,677	(9,483)	34,194
Segment expenses	(13,290)	(4,076)	(8,231)	(5,979)	(332)	(31,908)	9,643	(22,265)
Segment results	9,145	859	116	1,641	8	11,769	160	11,929
Other information
Capital expenditures	(1,143)	(818)	(610)	(997)	(6)	(3,574)	(91)	(3,665)
Depreciation and amortization	(4,060)	(890)	(778)	(1,129)	(6)	(6,863)	14	(6,849)
Provision recognized in
current period	(241)	(264)	(152)	(9)	(0)	(666)	(24)	(690)

Adjustment and elimination:

	2021	2020
Segment result	11,141	11,586
Operating loss of operating business	(251)	(162)
Other elimination and adjustment	809)	505
Consolidated operating income	11,699	11,929

Geographic information:

The revenue information below is based on the location of the customers.

	2021	2020
External revenues
Indonesia	32,401	32,531
Foreign countries	1,544	1,663
Total	33,945	34,194

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	March 31, 2021	December 31, 2020
Non-current operating assets
Indonesia	163,963	164,188
Foreign countries	2,865	3,581
Total	166,828	167,769

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i. Activation fee

ii. Monthly subscription charges

iii. Usage charges

iv. Additional facilities fee.

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

(i)Basic telephony services tariff
(ii)Roaming tariff, and/or
(iii)Multimedia services tariff

with the following traffic structure:

(i)Activation fee
(ii)Monthly subscription charges
(iii)Usage charges
(iv)Additional facilities fee.

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs (continued)

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of March 31, 2021, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment, and cable network are as follows:

66

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	8,341
U.S. dollar	58	841
HKD	105.3	197
Total		9,379

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

The above balance includes the following significant agreements:

i.The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company, TII and NEC Corporation	May 12, 2016	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway Platform
The Company and PT NEC Indonesia	March 26, 2019	Procurement and Installation Agreement of IP Backhul Radio
The Company and PT Datacomm Diangraha	November 12, 2020	Procurement and Installation Agreement of Metro Ethernet Platform Nokia-ALU Expansion
The Company and PT Huawei Tech Investment	November 12, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei – OLO MPLS
The Company and PT Huawei Tech Investment	December 07, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei – NARU POP
The Company and PT Huawei Tech Investment	December 11, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei – OTN SCN
The Company and PT Lintas Teknologi Indonesia	December 29, 2020	Procurement and Installation Agreement of DWDM Platform Nokia
The Company and PT Pembangunan Perumahan	December 30, 2020	Procurement Agreement for Hyperscale Data Center Building Construction

ii.Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Huawei Tech Investment	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel, Wipro Limited, and PT WT Indonesia	April 23, 2013	Development and Procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel, PT Ericsson Indonesia, PT Nokia Siemens Networks Indonesia, NSN Oy, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2018	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT Dimension Data Indonesia, and PT Huawei Tech Investment	April 1, 2018	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Nokia Solutions and Networks Indonesia, dan NSN Oy	April 17,2008 May 24, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA.
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement (“DRA”) and Technical Support of Customer Relationship Management (“CRM”) solution System Integrator
Telkomsel, PT Ericsson Indonesia, and Ericsson AB	April 17, 2008, September 16, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

The above balance includes the following significant agreements (continued):

iii.TII

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telin Hongkong and Measat Global Berhad	May 4, 2016	Procurement agreement on transponder leases services
Telin Singapore and LSK Engineering	October 29, 2020	Upgrading agreement for Chiller and Diesel of Data Center Telin-3

b.	Borrowings and other credit facilities

(i)	As of March 31, 2021 , the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee, and advance payment bond for various projects of the Company, as follows:
Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2022	Rp	78
BNI	500	March 31, 2022	Rp	131
Bank Mandiri	500	December 23, 2021	Rp	157
Total	1,500			366

(ii)	As of March 31, 2021, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2022	Rp	588
BNI	2,100	December 11, 2021	Rp	1,037
BCA	150	July 15, 2021	Rp	-
Total	3,250			1,625

Bank guarantee facility with BRI and BNI mainly for performance bond and surely bond of radio frequency (Note 36c.i)

(iii)	TII has a US$15 million or equal to Rp218 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum IX (nine) on December 23, 2020, with a maximum credit limit of US$25 million or equal to Rp363 billion. The facility will expire on
December 23, 2021. As of March 31, 2021, TII has not used the facility.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others

(i)	Radio Frequency Usage

Based on Decree No. 80 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 Megahertz (“MHz”) 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on the Decision Letter No. 018/TEL.01.02/2019 Year 2019 dated June 11, 2019 of the Ministry of Communication and Information Technology (the “Ministry”), which renew Decision Letter No. 1987 Year 2017, dated November 15, 2017, the Ministry granted the Company the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 191 Year 2013, No. 509 Year 2016, No. 1896 Year 2017 and No. 806 Year 2019 of the MoCI, Telkomsel is required, among other things, to:

1.	Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.
2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 36b.ii).

(ii)	Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2022 and 2031. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

Ma
	March 31, 2021	December 31, 2020

Less than 1 year	2,061	2,012
1-5 years	6,012	5,909
More than 5 years	4,352	4,378

Total	12,425	12,299

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)  USO (continued)

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 4, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI. Based on Regulation No. 3 year 2018 of MOCI dated May 23, 2018, BPPPTI has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”). Subsequently, MOCI Regulation No. 25 year 2015 was replaced by MOCI Regulation No. 10 year 2018.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2, and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) in 2019 and no additional payment during 2020.

(iv)  Investment in AKAB

To accelerate the development of the digital telecommunications business requires partnerships, synergies and collaborations with digital companies, Telkomsel has invested in AKAB, a company engaged in developing mobile phone-based applications (software) under the Gojek (“Gojek Platform”) trademark (Note 11). On November 16, 2020, AKAB and Telkomsel entered into a strategic collaboration by setting the terms and conditions as referred to in several agreement documents, including:

1. Collaboration Agreement;

2. Loan Agreement;

3. Option Agreement;

4. Conversion Side Letter; and

5. Investment Term Sheet.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	March 31, 2021
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	234.77	0.68	13.46	3,612
Other current financial assets	45.76	-	-	665
Trade receivables
Related parties	0.19	-	0.02	3
Third parties	206.41	-	7.96	3,123
Other receivables	0.13	-	0.06	3
Other current assets	0.29	-	0.52	12
Other non-current assets	272.94	82.96	14.44	4,150
Total assets	760.49	83.64	36.46	11,568
Liabilities
Trade payables
Related parties	(0.08)	-	-	(1)
Third parties	(157.02)	(3.80)	(3.79)	(2,342)
Other payables	(2.17)	-	(2.45)	(67)
Accrued expenses	(58.85)	(172.29)	(0.54)	(889)
Short-term bank loan	(7.23)	-	-	(105)
Advances from customers	(0.31)	-	-	(5)
Current maturities of long-term borrowings	(18.68)	(767.90)	(3.31)	(420)
Long-term borrowings - net of current maturities	(44.23)	(2,303.69)	(22.15)	(1,269)
Other liabilities	(0.57)	-	-	(8)
Total liabilities	(289.14)	(3,247.68)	(32.24)	(5,106)
Assets (liabilities) - net	471.35	(3,164.04)	4.22	6,462

	December 31, 2020
	U.S dollar	Japanese yen		Others*	Rupiah equivalent
	(in millions)	(in millions)		(in millions)	(in billions)
Assets
Cash and cash equivalents	193.91	0.68		15.34	2,947
Other current financial assets	57.08	-		-	802
Trade receivables
Related parties	0.73	-		0.03	10
Third parties	160.56	-		7.15	2,364
Other receivables	0.38	-		0.15	8
Other current assets	-	-		-	-
Other non-current assets	114.37	59.99		9.37	1,747
Total assets	527.03	60.67		32.04	7,878
Liabilities
Trade payables
Related parties	(0.02)	-		-	-
Third parties	(142.68)	(21.54)		(6.28)	(2,104)
Other payables	(3.58)	-		(2.07)	(79)
Accrued expenses	(52.23)	(10.43)		(1.52)	(759)
Short-term bank loan	(6.17)	-	-	-	(87)
Advances from customers	(0.17)	-	-	-	(2)
Current maturities of long-term borrowings	(25.07)	(767.90)	-	(20.66)	(746)
Long-term borrowings - net of current maturities	(47.54)	(2,303.69)		(6.49)	(1,073)
Other liabilities	(12.49)	-		-	(176)
Total liabilities	(289.95)	(3,103.56)		(37.02)	(5,026)
Assets (liabilities) - net	237.08	(3,042.89)		(4.98)	2,852

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of March 31, 2021 using the exchange rates on June 25, 2021, the unrealized foreign exchange loss amounting to Rp43 billion.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.   FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset
		March 31, 2021	December 31, 2020
	Amortized cost
	Cash and cash equivalents	31,729	20,589
	Other current financial assets	1,090	1,194
	Trade receivables, net	12,380	11,339
	Other receivables, net	278	214
	Contract assets	1,307	1,239
	Other non-current assets	196	215
	FVTPL
	Long-term investment in financial instruments	4,307	4,045
	Other current financial assets	108	109
	Total financial assets	51,395	38,944

(b)	Financial liabilities
		March 31, 2021	December 31, 2020
	Financial liabilities measured at amortized cost
	Trade and other payables	16,722	17,577
	Accrued expenses	14,521	14,265
	Short-term bank loans	12,191	9,934
	Two-step loans	521	568
	Bonds and notes	7,469	7,469
	Long-term bank loans	30,575	28,229
	Lease liabilities	14,018	15,617
	Other borrowings	3,234	3,645
	Total financial liabilities	99,251	97,304

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
March 31, 2021	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	108	108	76	-	32
Long-term investment in financial instruments	4,307	4,307	-	2,116	2,191
Financial liabilities at amortized cost
Interest-bearing loans and other
borrowings:
Two-step loans	521	514	-	-	514
Bonds and notes	7,469	8,361	7,877	-	484
Long-term bank loans	30,575	29,359	-	-	29,359
Lease liabilities	14,018	14,018	-	-	14,018
Other borrowings	3,234	3,225	-	-	3,225
Total	60,232	59,892	7,953	2,116	49,823

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2020	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	109	109	77	-	32
Long-term investment in financial instruments	4,045	4,045	-	2,115	1,930
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	568	575	-	-	575
Bonds and notes	7,469	8,503	8,017	-	486
Long-term bank loans	28,229	28,301	-	-	28,301
Lease liabilities	15,617	15,617	-	-	15,617
Other borrowings	3,645	3,631	-	-	3,631
Other liabilities	169	169	-	-	169
Total	59,851	60,950	8,094	2,115	50,741

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the three months period ended March 31, 2021 amounting to Rp3 billion. There is no movement between fair value hierarchy for 2021.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the three months period ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

	March 31, 2021	December 31, 2020
Beginning balance	1,962	1,053
Adjustment on initial application of PSAK 71	-	294
Gain recognized in consolidated statement
of profit or loss and other comprehensive income	3	128
Purchase/addition	300	711
Settlement/deduction	(42)	(224)
Ending balance	2,223	1,962

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, previously as available-for-sale investments, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

  i.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

  i.Foreign exchange risk (continued)

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	March 31, 2021		December 31, 2020
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.76	0.08	0.52	0.06
Financial liabilities	(0.29)	(3.25)	(0.29)	(3.10)
Net exposure	0.47	(3.17)	0.23	(3.04)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at March 31, 2021 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
March 31, 2021
U.S. dollar (1% strengthening)	68
Japanese yen (5% strengthening)	(21)

A weakening of the U.S. Dollar and Japanese yen against the Rupiah at March 31, 2021 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii. Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of March 31, 2021, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 19 and 20). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	March 31, 2021	December 31, 2020
Fixed rate borrowings	(25,345)	(27,474)
Variable rate borrowings	(42,663)	(37,988)

Sensitivity analysis for variable rate borrowings

As of March 31, 2021, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp106.7 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	March 31, 2021	December 31, 2020
Cash and cash equivalents	31,729	20,589
Other current financial assets	1,198	1,303
Trade receivable, net	12,380	11,339
Other receivable, net	278	214
Contract assets	1,307	1,239
Other non-current assets	196	215
Total	47,088	34,899

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.98% of trade receivables as of March 31, 2021.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38. FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2026 and
	amount	cash flows	2022	2023	2024	2025	thereafter
March 31, 2021
Trade and other payables	16,722	(16,722)	(16,722)	-	-	-	-
Accrued expenses	14,521	(14,521)	(14,521)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	521	(556)	(180)	(139)	(134)	(103)	-
Bonds and notes	7,469	(13,860)	(1,221)	(2,635)	(507)	(507)	(8,990)
Bank loans	42,766	(45,994)	(20,363)	(5,170)	(6,516)	(5,587)	(8,358)
Other borrowings	3,234	(3,677)	(1,257)	(758)	(1,137)	(525)	-
Lease liabilities	14,018	(15,993)	(7,191)	(1,725)	(2,151)	(1,872)	(3,054)
Total	99,251	(111,323)	(61,455)	(10,427)	(10,445)	(8,594)	(20,402)

	Carrying	Contractual					2025 and
	amount	cash flows	2021	2022	2023	2024	thereafter
December 31, 2020
Trade and other payables	17,577	(17,577)	(17,577)	-	-	-	-
Accrued expenses	14,265	(14,265)	(14,265)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	568	(609)	(204)	(160)	(138)	(107)	-
Bonds and notes	7,469	(14,052)	(1,231)	(2,817)	(507)	(507)	(8,990)
Bank loans	38,163	(42,782)	(19,097)	(6,289)	(5,637)	(4,745)	(7,014)
Other borrowings	3,645	(4,164)	(1,291)	(1,210)	(1,138)	(525)	-
Lease liabilities	15,617	(17,678)	(6,096)	(3,812)	(2,887)	(1,864)	(3,019)
Other liabilities	169	(199)	(11)	(47)	(47)	(47)	(47)
Total	97,473	(111,326)	(59,772)	(14,335)	(10,354)	(7,795)	(19,070)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

39.   CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	March 31, 2021		December 31, 2020
	Amount	Portion	Amount	Portion
Short-term debts	12,191	6.90%	9,934	5.91%
Long-term debts	55,817	31.60%	55,528	33.06%
Total debts	68,008	38.50%	65,462	38.97%
Equity attributable to owners
of the parent company	108,633	61.50%	102,527	61.03%
Total	176,641	100.00%	167,989	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.   CAPITAL MANAGEMENT (continued)

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of March 31, 2021 and December 31,2020 are as follows:

	March 31, 2021	December 31, 2020
Total interest-bearing debts	68,008	65,462
Less: cash and cash equivalents	(31,729)	(20,589)
Net debts	36,279	44,873
Total equity attributable to owners of the parent company	108,633	102,527
Net debt-to-equity ratio	33.40%	43.77%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the periods ended March 31, 2021 and December 31, 2020, the Group has complied with externally imposed capital requirements with the exception for certain entities in the Group (Note 20).

40.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the three months period ended March 31, 2021 and 2020 are as follows:

	2021	2020
Acquisition of property and equipment:
Credited to trade payables	4,802	5,051
Borrowing cost capitalization	132	22

Addition of right of uses assets credited to leases	649	-

Acquisition of intangible assets:
Credited to trade payables	433	568

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

40.SUPPLEMENTAL CASH FLOWS INFORMATION (continued)

b.   The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2021	Cash flows	movement	New leases	changes	March 31, 2021
Short-term bank loans	9,934	2,257	-	-	-	12,191
Two-step loans	568	(35)	(12)	-	-	521
Bonds and notes	7,469	-	-	-	-	7,469
Long-term bank loans	28,229	2,322	25	-	(1)	30,575
Other borrowings	3,645	(411)	-	-	-	3,234
Lease liabilities	15,617	(2,366)	-	649	118	14,018
Total liabilities from
financing activities	65,462	1,767	13	649	117	68,008

41.   SUBSEQUENT EVENT

a.	In April and May 2021, the Group made repayment and withdrawn several credit facilities, as follows:
i.	On April 8, 2021, The Company repaid its loan to Bank of China amounting to Rp1,000 billion.
ii.	On April 23 and 29, 2021, Telkomsel withdrawn facilities from MUFG Bank and BNI amounting to Rp1,500 billion and Rp1,150 billion, respectively.
iii.	On April 27, 2021, The Company withdrawn facilities from Syndication Bank Mandiri and BNI amounting to Rp100 billion.
iv.	On May 7, 2021, The Company repaid its loan to HSBC amounting to Rp500 billion.
v.	On May 25, 2021, Telkomsel withdrawn facilities from Bank Mandiri, Bank of China and HSBC amounting Rp9,000 billion, Rp1,000 billion and Rp1,000 biillion, respectively.
b.	On May 21, 2021, Telkomsel made additional investment in AKAB amounting to US$300 million or equal to Rp4,290 billion.
c.	On May 28, 2021, the Annual General Meeting of Stockholders of the Company was held for book period 2019. Some of the resolutions were as follows:

i.	The Company declared cash dividends amounting to Rp12,483 billion or Rp126.007 per share and special dividends amounting to Rp4,161 billion or Rp42.002 per share.
ii.	The composition of the Company’s Boards of Commissioners and Directors were changed as follows:
Board of Commissioners
President Commissioner/
Independent Commissioner	Bambang Permadi Soemantri Brodjonegoro
Independent Commissioner	Wawan Iriawan
Independent Commissioner	Bono Daru Adji
Independent Commissioner	Abdi Negara Nurdin
Commissioner	Marcelino Rumambo Pandin
Commissioner	Ismail
Commissioner	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata
Commissioner	Arya Mahendra Sinulingga

Table of Content	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Period Ended March 31, 2021 and 2020 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

41.   SUBSEQUENT EVENT (continued)

c.	On May 28, 2021, the Annual General Meeting of Stockholders of the Company was held for book period 2019. Some of the resolutions were as follows (continued):
ii.	The composition of the Company’s Boards of Commissioners and Directors were changed as follows (continued):

Directors
President Director	Ririek Adriansyah
Director of Strategic Portfolio	Budi Setyawan Wijaya
Director of Enterprise and Business Service	Edi Witjara
Director of Finance and Risk Management	Heri Supriadi
Director of Network and IT Solution	Herlan Wijanarko
Director of Wholesale and
International Services	Bogi Witjaksono
Director of Digital Business	Muhamad Fajrin Rasyid
Director of Human Capital Management	Afriwandi
Director of Consumer Service	FM Venusiana R

d.	Based on the Decision of the Company's Board of Commissioners No.05/KEP/DK/2021 dated June 08, 2021, the composition of the Company's audit committee were changed to as follows:

President Commissioner/
Independent Commissioner	Bono Daru Adji
Independent Commissioner	Bambang Permadi Soemantri Brodjonegoro
Independent Commissioner	Wawan Iriawan
Independent Commissioner	Abdi Negara Nurdin
Financial Expert	Emmanuel Bambang Suyitno